Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2015 to March 31, 2015)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2015 to March 31, 2015)

To: Korean Financial Services Commission and Korea Exchange

/s/ Yoon, Dong-Jun
Yoon, Dong-Jun
Senior Executive Vice President and Representative Director POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I. Overview	4

II. Business	10

III. Financial Statements	32

IV. Corporate Governance and Company Affiliates	36

Attachment:	Independent Auditors’ Review Report
(Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note

(1) Production and sale of crude steel and stainless steel products	No engagement in this business during the first quarter of fiscal year 2015
(2) Port/harbor loading/unloading, warehousing and packaging
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO PLANTEC Co., Ltd., Daewoo International Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POREKA Co., Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION., LTD., POSCO Research Institute, POSCO A&C, POSCO AST, POSCO LED Co., Ltd., Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, POSHIMETAL Co., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Mapo Hibroad Parking co., Ltd., MTAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., POSFINE Co., Ltd., PSC Energy Global Co., Ltd., PONUTech Co., Ltd., New Altec Co., Ltd., Gale International Korea, LLC, POS-HiAL, Tamra Offshore Wind Power Co., Ltd., BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., LTD., POSCO MITSUBISHI CARBON TECHNOLOGY, POSCO Green Gas Technology, POSPOWER CO., Ltd., Songdo Posco family Housing.

4

(a)	Changes in Companies Belonging to the Business Group

•	Addition of a Subsidiary: Songdo Posco family Housing. (January 2, 2015)

•	Name change from POSCO Specialty Steel Co., Ltd. to SeAH Changwon Integrated Special Steel (March 17, 2015)

(b)	Changes after March 31, 2015

•	Addition of a Subsidiary: HOTEL LAONZENA CO., LTD. (April 1, 2015)

•	Addition of a Subsidiary: POSCO Group University (April 1, 2015)

•	Exclusion of a Subsidiary: SeAH Changwon Integrated Special Steel (May 12, 2015)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

5

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk-do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Mongolia (Ulaanbaatar), Australia (Perth), and Argentina.

(3)	Major Changes in the Board of Directors (as of March 13, 2015)

(a)	Inside Directors

•	New members: Oh, In-Hwan (2 years)

(b)	Outside Directors

•	New members: Bahk, Byong-Won and Kim, Joo-Hyun (3 years)

(c)	Representative Directors

•	Prior to March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

•	As of March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Yoon, Dong-Jun

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014 and January 23, 2015)

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

6

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of March 31, 2015)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of March 31, 2015)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,193,807	—	40	—	7,193,767
Special Money Trust		—	—	—	—	—
Total		7,193,807	—	40	—	7,193,767

*	Beginning Balance: as of December 31, 2014

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013. On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014. On April 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 475 treasury stocks was completed on April 16, 2014. On July 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on July 16, 2014. On January 26, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 40 treasury stocks was completed on January 27, 2015.

8

Changes after March 31, 2015

On April 21, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 390 treasury stocks was completed on April 22, 2015.

5. Voting Rights

(As of March 31, 2015)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,193,767	*Treasury Stock 7,193,767 shares
(3) Shares with Voting Rights	79,993,068	—

6. Earnings and Dividend

(In millions of KRW)
	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
(Consolidated) Net Profit	338,584	626,099	1,376,396
Earnings per Share (KRW)	4,131	7,432	17,409
Cash Dividend Paid	—	639,527	633,192
(Consolidated) Pay-out Ratio (%)	—	102.1	46.0
Dividend per Share (KRW)	—	8,000	8,000
Dividend Yield (%)	—	2.90	2.45

9

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

(In millions of KRW)
	2015 1Q (January 1, 2015 ~ March 31, 2015)		2014		2013
Category	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	7,346,619	539,306	31,841,748	2,267,825	31,794,574	2,363,377
Trading	4,844,768	62,734	21,165,806	284,892	18,307,888	81,696
Engineering & Construction	2,307,986	35,990	8,119,207	446,214	6,896,838	179,186
Others	871,539	93,211	3,971,684	214,599	4,865,350	371,875

Total	15,100,912	731,241	65,098,445	3,213,530	61,864,650	2,996,134

2. Current Situation

1) Steel

A. Domestic Market Share

(Millions of Tons, %)
	2015 1Q (January 1, 2015 ~ March 31, 2015)		2014		2013		2012
Category	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	16.9	100	71.5	100	66.1	100	69.3	100
POSCO	9.2	54.4	37.7	52.7	36.4	55.2	38.0	54.6
Others	7.7	45.6	33.8	47.3	29.7	44.8	31.3	45.4

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1)	Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(k)	India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2)	Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

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(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

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(4)	Establishment of no.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

2) Trading

A. Market Share

(Millions of Dollars, %)
Category	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014 1Q (January 1, 2014 ~ March 31, 2014)	Growth rate
All Trading Companies in Korea	133,568	137,536	-2.9
Daewoo International	1,733	1,905	-9.0

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resource development through Myanmar gas field. Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

13

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

POSCO ICT has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries for 30 years, in areas such as steel, railroad/transportation, environment/energy.

POSCO ICT has selected Smart Grid energy efficiency business as the strategic business and focused to nurture it. Also the firm is pushing business to overseas, providing total solution to overseas steel mills and exporting railroad solution system. Based on its overseas network located in China India Vietnam, Indonesia, and Brazil, POSCO ICT will speed up the penetration to the local market and increase overseas order volume by expanding businesses.

C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO CHEMTECH is currently expanding its markets to Japan, China and Indonesia. Now, POSCO CHEMTECH is preparing for the leap towards the future industries of the comprehensive chemical and carbon material

14

3. Key Products

A. Current Situation of Key Products

(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	14,913	12.7
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	40,252	34.2
	Stainless Steel Products	Western tableware, etc	24,081	20.5
	By-Product	Plates, Wire rods, etc	38,390	32.6
	Gross Sum		117,636	100.0
	Deduction of Internal Trade		(44,170)
	Sub Total		73,466
Trading	Steel, Metal		39,294	56.2
	Chemical, Strategic Item, Energy		1,178	1.7
	Etc		29,557	42.1
	Gross Sum		70,029	100.0
	Deduction of Internal Trade		(21,581)
	Sub Total		48,448
Engineering & Construction	Domestic Construction	Architecture	4,834	19.9
		Plant	4,093	16.8
		Civil Engineering	1,576	6.5
	Overseas Construction		11,401	46.8
	Owned Construction		1,830	7.5
	Etc		615	2.5
	Gross Sum		24,349	100.0
	Deduction of Internal Trade		(3,969)	—
	Sub Total		20,380
Others	Electricity Sales, etc		15,583	100.0
	Deduction of Internal Trade		(6,868)	—
	Sub Total		8,715	—
Total Sum			151,009	—

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B. Price Fluctuation Trend of Key Products

(In thousands of KRW/ Tons, kWh)
Business Area	Products	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013	2012
Steel	Hot-rolled Product (HR)	625	686	728	828
	Cold-rolled Product (CR)	773	822	877	999
Others	Electric Power	123	142	156	161
	Lime	121	112	119	105

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	42,699(57.7%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	18,228(24.6%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	13,057(17.6%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,291(15.3%)
		Steel Pile	Foundation of Structure	52(0.6%)
		Steel Reinforcement	Strengthening Concrete	1,500(17.8%)
		Cable	Electricity Transfer	363(4.3%)
		Etc.	-	5,228(62.0%)
Others	Raw Materials	LNG	Material for Power Generation	3,249(66.8%)
		Limestone	Production of Lime	260(5.4%)
		Etc.	-	1,357(27.9%)

17

B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)
Business Area	Category	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Steel	Iron Ore(per ton)	64	93	148
	Coal(per ton)	129	132	162
	Scrap Iron(per ton)	295	382	428
	Nickel(per ton)	15,776	17,769	16,455
Engineering & Construction	Ready-mixed Concrete (per m3)	59	59	57
	Steel Pile (per m)	49	67	70
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	910	1,056	979
	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

(In Dollars/ Tons)
	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q
Trend of International Benchmark Price (Free On Board, “FOB”)	58	66	82	94	111	123	123	118	141	113	105	134

(2) Coal

(In Dollars/ Tons)
	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q
Trend of International Benchmark Price (FOB)	117	119	120	120	143	152	145	172	165	170	225	206

(3) Scrap Iron

(In Dollars/ Tons)
	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q	‘12 2Q
Trend of Purchase Price (Cost and Freight, “CFR”)	268	331	376	365	379	396	367	379	421	379	400	444

(4) Nickel

	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton	USD 8.43/lb USD 18,576/ton	USD 8.37/lb USD 18,463/ton	USD 6.64/lb USD 14,645/ton	USD 6.31/lb USD 13,904/ton	USD 6.32/lb USD 13,922/ton	USD 6.78/lb USD 14,952/ton	USD 7.85/lb USD 17,309/ton	USD 7.70/lb USD 16,983/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

* Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

	(Thousands of Tons)
Business Area	Products	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Steel	Crude Steel	11,725	43,500	40,428

[Others]

		(MW, Thousands of Tons)
Business Area	Products		2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Power Generation	Electric Power	Inchon	3,412	2,992	3,052
		Gwangyang	284	284	284
		Pohang	290	290	145
Lime	Lime		547.5	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

		(Thousands of Tons)
Products		2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Crude Steel		10,148	41,428	38,261
Products	Hot-Rolled Products	2,271	8,124	8,109
	Plate	1,498	6,433	5,649
	Wire Rod	674	2,750	2,334
	Pickled-Oiled Steel Sheets	675	2,785	2,640
	Cold-Rolled Products	2,142	8,934	8,404
	Coated Steel	1,542	6,164	5,762
	Electrical Steel	314	1,253	1,125
	Stainless Steel	553	2,453	2,372
	Others	946	4,005	3,566

	Total	10,615	42,901	39,961

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

21

(2) Capacity Utilization Rate for the first quarter of fiscal year of 2015

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	10,457	9,183	87.8%
	Zhangjiagang Pohang Stainless Steel	275	296	107.6%
	PT.KRAKATAU POSCO	750	661	88.1%
	POSCO SS-VINA	243	8	3.3%

	Total	11,725	10,148	86.6%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

	(Gwh, Thousands of Tons)
	Products	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Power Generation	Electric Power	3,300	15,442	15,983
Lime	Lime	564	2,383	2,364

(2) Capacity Utilization Rate for the first quarter of fiscal year of 2015

	(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	2,160	1,028	47.6%
		Gwangyang	2,160	1,916	88.7%
		Pohang	2,160	1,976	91.5%
Lime	Lime		547.5	564	103.1%

22

C. Production Facilities

[Land]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,019,939	24,371	(19,560)	(1,472)	2,023,278
Trade	61,169	—	(65)	—	61,104
Engineering & Construction	191,881	—	(445)	—	191,436
Others	528,299	13,461	(7,231)	(45)	534,484

[Building]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,573,200	13,947	(40,100)	(85,256)	4,461,791
Trade	104,702	198	(124)	(786)	103,990
Engineering & Construction	147,278	6,891	(788)	(1,591)	151,790
Others	534,144	71,303	(4,125)	(7,563)	593,759

[Structures]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,701,348	30,689	(424)	(48,775)	2,682,838
Trade	5,593	70	(—)	(65)	5,598
Engineering & Construction	68,293	1,407	(34)	(771)	68,895
Others	254,929	9,076	(2,193)	(3,714)	258,098

[Machinery and Equipments]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,231,086	700,867	(19,778)	(489,033)	18,423,142
Trade	333,469	1,302	(3,229)	(5,150)	326,392
Engineering & Construction	56,416	5,376	(518)	(3,423)	57,851
Others	2,578,914	236,974	(37,435)	(45,926)	2,732,527

23

[Vehicles]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	34,534	3,206	(550)	(2,927)	34,263
Trade	3,516	304	(74)	(332)	3,414
Engineering & Construction	13,003	169	(257)	(744)	12,171
Others	5,642	419	(11)	(665)	5,385

[Tools and Fixtures]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	43,508	15,613	(1,423)	(5,256)	52,442
Trade	1,684	76	(8)	(172)	1,580
Engineering & Construction	5,759	557	—	(622)	5,694
Others	13,118	3,851	—	(1,745)	15,224

[Equipment]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	89,535	3,499	(434)	(7,923)	84,677
Trade	10,081	1,476	(130)	(1,262)	10,165
Engineering & Construction	12,829	1,455	(521)	(1,887)	11,876
Others	31,337	8,616	(11)	(5,085)	34,857

[Financial Lease Assets]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	896	19,013	(16)	(2,002)	17,891
Trade	22,470	—	(435)	(265)	21,770
Engineering & Construction	2,195	2,055	(580)	(283)	3,387
Others	54,520	2,597	(759)	(369)	55,989

[Assets under Construction]

		(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,208,529	448,672	(691,264)	(577)	965,360
Trade	119,856	32,330	(13,201)	—	138,985
Engineering & Construction	72,691	9,710	(48,545)	—	33,856
Others	1,104,832	158,520	(239,758)	—	1,023,594

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014 ~ June, 2017	G) Installation of no.7 CGL	2,554	2	2,552
		July, 2008 ~ December, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities, etc.	27,660	18,077	9,583
	Renovation / Replacement	October, 2014 ~ June, 2016	G) Renovation of the Fifth Furnace, etc.	5,206	635	4,571
		August, 2013 ~ June, 2015	P) Renovation of the Second Furnace, etc.	4,387	2,625	1,762
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ January, 2015	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	7,522	7,522	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd	Expansion	January, 2015 ~ December, 2015	Acquisition of SK Processing Center	100	—	100
POSCO (Chongqing) Automotive Processing Center Co., Ltd	Expansion	April, 2015 ~ December, 2015	Establishment of #2 facility	110	—	110

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

[Engineering&Construction]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Hunchun POSCO Hyundai International Logistics Complex Development Co., Ltd.	Expansion	July, 2012 ~ September, 2016	Land lease for construction of logistics complex	79,441	52,361	27,080
	Expansion	September, 2012 ~ April, 2015	#1 Construction of logistics complex	35,106	32,177	2,928
	Expansion	September, 2014 ~ December, 2015	#2-1 Construction of logistics complex	43,446	10,219	33,227
	Expansion	March, 2015 ~ December, 2016	#2-2 Construction of logistics complex	45,214	9,043	36,171

25

[Others]

			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2015~ December, 2015	Expansion of Smart Management Server For Smart Management Operation Efficiency	338	57	281
	Expansion	January, 2015 ~ December, 2015	Engineering	290	6	284
POSCO Energy	Expansion	November 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #7, #8, and #9	10,630	10,630	—
		March 2013 ~ June, 2015	Construction of a Cell Manufacturing Plant Laboratory	1,029	887	142
POSCO Green Gas Technology	Expansion	April, 2014 ~ November, 2015	Establishment of SNG Plant	10,500	8,175	2,325

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

			(In hundred millions of KRW)
				Planned Investments
Business	Company	Project		2015	2016	2017
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	8,766	10,170	14,930
			Capacity Increase	448	1,956	930
	SPFC	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	120	—
			Acquisition of Land and Buildings	243	—	—
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	106	38	26
				14	189	—
E&C	Hunchun Posco Hyundai International Logistics Complex Development Co., Ltd	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	—	6,970
	POSCO PLANTEC	Expansion, Renovation and Replacement of Existing Facilities	Rationalization of existing facilities	—	—	100
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment	338	86	—
			Development of Facilities	95	146	—
			Discover new business opportunities-	99	93	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	88	71	80
	DAEWOO TEXTILE FERGANA LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	46	49	11

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

6. Product Sales

[Steel]

		(In hundred millions of KRW)
Items		2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Domestic	Hot-Rolled Products	6,746	42,090	37,828
	Cold-Rolled Products	11,925	41,939	60,509
	Stainless Steel	6,270	27,024	29,042
	Others	23,028	102,892	103,308
Export	Hot-Rolled Products	8,167	37,133	21,971
	Cold-Rolled Products	28,327	104,078	110,668
	Stainless Steel	17,811	79,856	71,356
	Others	15,362	60,957	45,554
Total	Gross Sum	117,636	495,969	480,236
	Internal Transaction	(44,170)	(177,552)	(162,290)
	Total	73,466	318,417	317,946

[Trading]

		(In hundred millions of KRW)
Items		2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Domestic	Merchandise	2,038	9,349	8,490
	Product	—	—	—
	Others	72	111	116
Export	Merchandise	20,425	88,947	86,296
	Product	14	223	127
	Others	174	596	145
Trades among Korea, China & Japan		47,306	213,383	164,020
Gross Sum		70,029	312,609	259,193
Internal Transaction		(21,581)	(100,951)	(76,114)
Total		48,448	211,658	183,079

27

[Engineering & Construction]

			(In hundred millions of KRW)
Items			2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Construction Contract Revenue	Domestic	Architecture	4,834	19,514	16,185
		Plant	4,093	24,785	41,670
		Civil Engineering	1,576	7,378	6,969
		Others	—	—	2
	Overseas		11,401	42,980	32,039
Own Construction			1,830	6,976	7,060
Other Subsidiary company sales			615	1,404	3,895
Gross Sum			24,349	103,037	107,820
Internal Transaction			(3,969)	(21,845)	(38,852)
Total			20,380	81,192	48,653

[Others]

	(In hundred millions of KRW)
Items	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
Electric Power	8,715	39,717	48,653

7. Derivatives - Currency Forward Contracts

[None]

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015	POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•        Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•        Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•        Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•        Gas production period is expected to be approximately 30 years.

•        Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•        CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•        Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

29

Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•        Location: the north-western offshore and onshore in Myanmar

•        Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•        Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•        The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•        Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•        Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•        The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•        Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•        The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

30

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July 2013

1)      Building

•        Name: NEATT (North East Asia Trade Tower)

•        Location: Songdo, Incheon, Korea

2)      Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3)      Closing Date: July 31, 2014 (tentative)

4)      Miscellaneous

•        Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1)      Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2)      Signed Date : June 25, 2014

3)      Amount : KRW 431,093 million

4)      Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		Product Research Group
	POSCO AST CO., LTD.		Product Research Team
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Development and Research
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Company		R&D group
	POSCO A&C		R&D Center
	POSCO PLANTEC		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center
	POSCO M-TECH CO., LTD.		R&D Center
	POS-HiMETAL CO., Ltd.		Product Research Department
	PNR CO., Ltd.		Quality Innovation Department
	PONUTech Co., Ltd.		Technology Center

31

B. R&D Expenses

	(In millions of KRW)
	Business Area
Category	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	15,728	588	1,438	7,068	24,822
Manufacturing Cost	79,645	—	1,036	1,263	81,944
R&D Cost (Intangible Assets)	2,877	—	139	1,591	4,607
Total	98,250	588	2,613	9,922	111,373
R&D/Sales Ratio	1.34%	0.01%	0.13%	1.14%	0.74%

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary of Fiscal Years 2013, 2014 and the First Quarter of 2015

	(In millions of KRW)
Account	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
[Current Assets]	12,244,980	11,623,130	11,953,479
Cash & Cash equivalents	1,898,624	1,742,767	1,394,315
Trade Accounts & Notes Receivable(net)	2,767,120	3,157,266	3,393,444
Other Current Financial Instruments	2,128,695	1,256,659	2,599,977
Inventories	4,304,437	4,383,568	4,538,657
Other Current Assets	1,146,104	1,082,870	27,086
[Non-current Assets]	40,656,159	40,974,193	42,288,799
Other Non-current Financial Instruments	1,879,822	1,820,950	3,408,332
Investment in Subsidiaries and Associates	16,017,424	16,178,891	15,092,836
Tangible Assets	22,119,553	22,323,215	23,240,603
Good Will & Other Intangible Assets	391,327	403,907	438,783
Other Non-current Assets	248,034	247,230	108,245
Total Assets	52,901,139	52,597,323	54,242,278
[Current Liabilities]	4,284,047	3,516,052	3,704,520
[Non-current Liabilities]	6,140,245	6,605,840	8,226,296
Total Liabilities	10,424,292	10,121,892	11,930,816
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,247,618	1,247,616	1,233,040
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	41,162,202	41,188,908	40,774,284
[Other Equity]	(1,412,295)	(1,440,415)	(1,175,184)
Total Shareholders’ Equity	42,476,847	42,475,431	42,311,462
Total Sales	6,787,607	29,218,854	30,543,545
Operating Income	621,707	2,350,035	2,215,133
Net Income	499,760	1,138,958	1,582,596
Earnings per share(KRW)	6,146	13,858	20,052

32

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the first quarter of fiscal year of 2015.

(2)	Income Statements

Refer to the attached income statement for the first quarter of fiscal year of 2015.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary of Fiscal Years 2013, 2014 and the First Quarter of 2015

	(In millions of KRW)
Account	2015 1Q (January 1, 2015 ~ March 31, 2015)	2014	2013
[Current Assets]	31,948,168	32,627,382	31,666,211
Cash & Cash equivalents	4,041,762	3,811,202	4,280,562
Other Current Financial Instruments	4,437,425	3,419,136	4,861,088
Accounts Receivable	11,652,966	11,786,055	11,492,601
Inventories	10,045,695	10,471,330	9,798,381
Other Current Assets	1,770,320	3,139,659	1,305,579
[Non-current Assets]	52,682,715	52,624,791	52,789,196
Other Non-current Financial Instruments	3,513,842	3,600,060	5,263,185
Investment Securities	4,026,241	4,060,507	3,808,693
Tangible Assets	35,209,553	35,241,195	35,760,119
Good Will & Other Intangible Assets	6,867,687	6,884,989	5,929,840
Other Non-current Assets	3,065,392	2,838,040	2,027,359
Total Assets	84,630,883	85,252,173	84,455,407
[Current Liabilities]	22,559,208	21,877,009	20,241,159
[Non-current Liabilities]	17,498,765	18,083,799	18,392,218
Total Liabilities	40,057,973	39,960,808	38,633,377
[Controlling Interest]	41,237,106	41,587,368	42,046,037
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,087,192	1,083,718	1,078,266
Hybrid bond	996,919	996,919	996,919
Retained Earnings	40,762,080	40,967,558	41,090,649
Other Controlling Interest	(2,091,488)	(1,943,230)	(1,602,200)
[Minority Interest]	3,335,804	3,703,997	3,775,993
Total Shareholders’ Equity	44,572,910	45,291,365	45,822,030
Total Sales	15,100,912	65,098,445	61,864,650
Operating Income	731,241	3,213,530	2,996,134
Consolidated Net Profit	335,200	556,659	1,355,180
[Controlling Interest]	338,584	626,099	1,376,396
[Minority Interest]	(3,384)	(69,440)	(21,216)
Consolidated Total Comprehensive Income	118,083	101,077	1,369,450
[Controlling Interest]	137,628	174,918	1,444,262
[Minority Interest]	(19,545)	(73,841)	(74,812)
Earning Per Share	4,131	7,432	17,409
Number of Consolidated Companies	230	229	212

34

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first quarter of fiscal year of 2015.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the first quarter of fiscal year of 2015.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1) Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

36

Composition of the Special Committees under the Board of Directors and their Functions (as of March 31, 2015)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Ahn, Dong-Hyun (Chairman) Kim, Il-Sup Kim, Joo-Hyun Kim, Jin-Il

•       Reviews the qualifications of potential candidates for Directors

•       Proposes nominees for the Outside Directors

•       Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Sunwoo, Young (Chairman) Shin, Chae Chol Lee, Myung-Woo Bahk, Byong-Won	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Ahn, Dong-Hyun Bahk, Byong-Won Yoon, Dong-Jun Lee, Young-Hoon

•       Advances deliberation of new investments in other companies

•       Revises the internal regulations regarding the operation of the Board of Directors

•       Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•       Audits the accounting system and business operations

•       Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun

•       Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•       Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Yoon, Dong-Jun Lee, Young-Hoon Oh, In-Hwan

•       Oversees decisions with respect to our operational and management matters

•       Reviews management’s proposal for new strategic initiatives

•       Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•       Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

(3)	List of Outside Directors (as of March 13, 2015)

Name	Experience	Relation with Majority Shareholder	Remarks
Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None	Chairman Board of Directors

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO, SONY Korea	None

Kim, Il-Sup	• (Present) President, Seoul School of Integrated Science and Technology • Chairman, Deloitte Anjin Accounting Corporation • Vice-Chairman, Samil PWC Accounting Corporation	None

Sunwoo, Young	• (Present) Managing Partner, Rhi & Partners • Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office • Chief Public Prosecutor, Cheongju District Prosecutor’s Office	None

Ahn, Dong-Hyun	• (Present) Professor, School of Economics, Seoul National University • Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director)

Bahk, Byong-Won	• (Present) President, National Happiness Fund • Chairman, Korea Federation Bank • Senior Secretary to the President, Economic Policy • Chairman, Woori Finance Holdings Co., Ltd	None

Kim, Joo-Hyun

•       (Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation

•       President & CEO, Hyundai Research Institute

•       Head, Business Strategy Division of Hyundai Research Institute

None

38

(4)	List of Key Activities of the Board of Directors (January 1, 2015 ~ May 14, 2015)

Session	Date	Agenda	Approval
2015-1	January 29

1. Approval of the financial statements for the 47th fiscal year and the convocation schedule for the 47th general meeting of shareholders

2. Performance evaluation of executive officers and improvement of indemnification

All 2 Cases Approved

2015-2	February 16	1. Agenda for the 47th general meeting of shareholders 2. Recommendation of candidates for the Inside Director position	All 2 Cases Approved

2015-3	March 13

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Representative Directors and Inside Directors

4. Sale of shares in POSCO Engineering & Construction

All 4 Cases Approved

2015-4	May 14

1. Increase capability of Pohang non-oriented electrical steel

2. Contribution to POSCO Educational Foundation

3. FY 2015 Transaction Plans with affiliated person

4. Reporting the result of compliance control system and appointment of compliance officer

5. Contribution to Korea Council of Sport for all

All 5 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2015 ~ March 31, 2015)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2015-1	January 29	7 (7)
2015-2	February 16	7 (7)
2015-3	March 13	7 (7)
2015-4	May 14	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2015 ~ March 13, 2015)

Date	Agenda	Approval
February 9	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved

February 16	1. Qualification assessment of Inside Director Candidates	—

March 13	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors and Position for the Inside Directors	—

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2015 ~ March 13, 2015)

Date	Agenda	Approval
January 29	1. Performance evaluation of executive officers and improvement of indemnification 2. Evaluation of the management result for the fiscal year of 2014	— Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ May 14, 2015)

Date	Agenda	Approval
March 13	1. Sale of shares in POSCO Engineering & Construction	—

May 14	1. Contribution to Korea Council of Sport for all

39

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 13, 2015)

Date	Agenda	Approval
January 23	1. Review of the operation of the Fair Trading Program	—

February 13	1. Change in Director for voluntary compliance of Fair Trade 2. Investment increase of POSCO Group Academy	Approved Approved

Major Activities of Related Party Transaction Committee (March 13, 2014 ~ May 14, 2015)

Date	Agenda	Approval
May 12	1. Contribution to POSCO Educational Foundation

(e)	Major Activities of Executive Management Committee (January 1, 2015 ~ May 14, 2015)

Session	Date	Agenda	Approval
2015-1	January 26	1. Replacement of H2 production facility for COG refinement in Pohang Works 2. Replacement of Scarfer in Gwangyang Works 3. Disposal of Treasury Stocks as Employee Award	Approved Approved Approved

2015-2	March 17	1. The third renovation of #3 furnace in Pohang Works	Approved

2015-3	April 21

1. Increase capacity of Pohang non-oriented electrical steel

2. Replacement of old facilities in Pohang Works

3. Establishment of POSCO Vietnam and management plan

4. Disposal of Treasury Stocks as Employee Award

Approved Approved Approved Approved

40

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Sunwoo, Young Kim, Joo-Hyun	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman — —

41

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2015 ~ May 14, 2015)

Session	Date	Agenda	Approval
2015-1	January 23

•       Report Agenda

•       Assessment of the operations of the internal accounting control system for the fiscal year of 2014

•       Reporting the consolidated internal control system for the fiscal year of 2014

•       Audit plans for the fiscal year of 2015

2015-2	February 13

•       Deliberation Agenda

•       Approval of designation of the director for internal auditary department

•       Assessment of the operations of the internal accounting control system for the fiscal year of 2014

•       Internal audit result for the fiscal year of 2014 (Consolidated)

•       Report Agenda

•       External audit result for the fiscal year of 2014 (Consolidated)

Approved Approved Approved

2015-3	March 27	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

2015-4	April 24	• Report Agenda • Audit report of Form 20-F for the fiscal year 2014

2015-5	May 12

•       Report Agenda

•       Internal audit result for the first quarter of 2015 (Consolidated)

•       External audit result for the first quarter of 2015 (Consolidated) and Audit result of Form 20-F for the fiscal year 2014

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	751	108	7,000	—
Outside Director	4	76	14		—
Members of the Audit Committee	3	60	13		—
Total	12	887	53		—

Payment Period: January 1, 2015 ~ March 31, 2015
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

42

(2)	Individual remuneration amount

Name	Experience	Total Payment
—	—	—

* None reported since there was no individual remuneration exceeding 500 million KRW

(3)	List of Stock Options Presented to the Executives (As of March 31, 2015)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

43

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of March 31, 2015, the condensed separate interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been was derived.

Seoul, Korea

May 14, 2015

This report is effective as of May 14, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of March 31, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		December 31, 2014
Assets
Cash and cash equivalents	20	￦	1,898,624	1,742,767
Trade accounts and notes receivable, net	4,14,20,31		2,767,120	3,157,266
Other receivables, net	5,20,31		370,833	562,930
Other short-term financial assets	6,14,20		1,757,862	693,729
Inventories	7,28		4,304,437	4,383,568
Assets held for sale	8		1,114,507	1,051,177
Other current assets	9		31,596	31,692

Total current assets			12,244,979	11,623,129

Long-term trade accounts and notes receivable, net	4,20		24,017	23,841
Other receivables, net	5,20		27,185	26,360
Other long-term financial assets	6,20		1,852,637	1,794,590
Investments in subsidiaries, associates and joint ventures	10		16,017,424	16,178,891
Investment property, net	11		91,371	90,137
Property, plant and equipment, net	12		22,119,553	22,323,215
Intangible assets, net	13		391,327	403,907
Other long-term assets	9		132,646	133,253

Total non-current assets			40,656,160	40,974,194

Total assets		￦	52,901,139	52,597,323

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of March 31, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		December 31, 2014
Liabilities
Trade accounts and notes payable	20,31	￦	813,543	777,401
Short-term borrowings and current installments of long-term borrowings	4,6,14,20		1,734,344	1,236,290
Other payables	15,20,31		1,304,015	1,032,496
Other short-term financial liabilities	16,20		10,131	9,236
Current income tax liabilities			331,573	304,362
Provisions	17		38,586	47,759
Other current liabilities	19		51,855	108,508

Total current liabilities			4,284,047	3,516,052

Long-term borrowings, excluding current installments	14,20		4,701,268	5,300,927
Other payables	15,20		77,672	88,807
Other long-term financial liabilities	16,20		77,587	50,574
Defined benefit liabilities, net	18		139,978	86,158
Deferred tax liabilities			1,120,558	1,047,666
Long-term provisions	17,32		20,671	31,474
Other long-term liabilities	19		2,511	234

Total non-current liabilities			6,140,245	6,605,840

Total liabilities			10,424,292	10,121,892

Shareholders’ Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,247,618	1,247,616
Hybrid bonds	22		996,919	996,919
Reserves	23		122,154	94,042
Treasury shares	24		(1,534,449)	(1,534,457)
Retained earnings			41,162,202	41,188,908

Total shareholders’ equity			42,476,847	42,475,431

Total liabilities and shareholders’ equity		￦	52,901,139	52,597,323

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2015		March 31, 2014
Revenue	31	￦	6,787,607	7,363,850
Cost of sales	7,28,31		(5,712,062)	(6,393,438)

Gross profit			1,075,545	970,412
Selling and administrative expenses	25,28,31
Administrative expenses			(213,239)	(225,551)
Selling expenses			(240,599)	(227,157)

Operating profit			621,707	517,704

Finance income and costs	20,26
Finance income			358,842	244,002
Finance costs			(143,190)	(219,889)
Other non-operating income and expenses	27,31
Other non-operating income			13,629	3,382
Other non-operating expenses	28		(118,785)	(273,061)

Profit before income tax			732,203	272,138
Income tax expense	29		(232,443)	(160,619)

Profit			499,760	111,519
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit plans, net of tax	18		(35,807)	(9,423)
Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		28,112	(219,427)

Total comprehensive income (loss)		￦	492,065	(117,331)

Basic and diluted earnings per share (in Won)	30	￦	6,146	1,296

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2014	￦	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462
Comprehensive income :
Profit		—	—	—	—	—	111,519	111,519
Other comprehensive loss
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(9,423)	(9,423)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(219,427)	—	—	(219,427)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)
Disposal of treasury shares		—	11	—	—	30	—	41

Balance as of March 31, 2014	￦	482,403	1,233,051	996,919	184,512	(1,579,093)	40,386,977	41,704,769

Balance as of January 1, 2015	￦	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Comprehensive income :
Profit		—	—	—	—	—	499,760	499,760
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(35,807)	(35,807)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	28,112	—	—	28,112
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)
Disposal of treasury shares		—	2	—	—	8	—	10

Balance as of March 31, 2015	￦	482,403	1,247,618	996,919	122,154	(1,534,449)	41,162,202	42,476,847

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		March 31, 2014
Cash flows from operating activities
Profit		￦	499,760	111,519
Adjustments for :
Costs for defined benefit plans			32,658	29,856
Depreciation			507,334	499,554
Amortization			17,323	18,515
Finance income			(317,678)	(184,515)
Finance costs			104,228	164,011
Loss on valuation of inventories			14,504	5,377
Gain on disposal of property, plant and equipment			(1,679)	(1,149)
Loss on disposal of property, plant and equipment			19,360	17,669
Impairment loss on investments in subsidiaries, associates and joint ventures			20,072	67,729
Gain on disposal of assets held for sale			(1,683)	—
Loss on disposal of assets held for sale			20,133	14
Impairment loss on assets held for sale			11,996	—
Income tax expense			232,443	160,619
Others			5,226	26,257
Changes in operating assets and liabilities	33		431,648	396,584
Interest received			29,246	33,327
Interest paid			(57,424)	(100,907)
Dividends received			413,277	14,758
Income taxes paid			(128,818)	(88,496)

Net cash provided by operating activities		￦	1,851,926	1,170,722

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		March 31, 2014
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		￦	1,196,840	1,373,031
Decrease in short-term loans			4,234	—
Decrease in long-term loans			270	2,234
Proceeds from disposal of intangible assets			1,203	—
Proceeds from disposal of assets held for sale			355,524	1,291
Acquisition of short-term financial instruments			(2,261,681)	(689,886)
Acquisition of available-for-sale financial assets			(688)	(2,029)
Increase in short-term loans			(65,208)	—
Increase in long-term loans			—	(126)
Acquisition of investment in subsidiaries, associates and joint ventures			(349,643)	(388,564)
Acquisition of investment property			(146)	—
Acquisition of property, plant and equipment			(429,430)	(520,111)
Payment for disposal of property, plant and equipment			(12,207)	(8,546)
Acquisition of intangible assets			(9,478)	(5,165)

Net cash used in investing activities			(1,570,410)	(237,871)

Cash flows from financing activities
Proceeds from borrowings			1,354	1,081,689
Increase in long-term financial liabilities			1,537	698
Repayment of borrowings			(116,705)	(1,361,843)
Decrease in long-term financial liabilities			(1,074)	(3,491)
Payment of cash dividends			(20)	(253)
Payment of interest of hybrid bonds			(10,751)	(10,751)

Net cash used in financing activities			(125,659)	(293,951)

Net increase in cash and cash equivalents			155,857	638,900
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,742,767	1,394,315

Cash and cash equivalents at end of the period		￦	1,898,624	2,033,215

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of March 31, 2015

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2015, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2014. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a) Judgements, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2014.

(b) Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3 – inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in note 20.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2014. The accounting policy for emission rights below is also expected to be applied in the Company’s separate financial statements as of and for the year ending December 31, 2015.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in 2015.

(a) Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b) Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

The Company recognized emission liability amounting to ￦2,277 million as other liabilities for the three-month period ended March 31, 2015.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Trade accounts and notes receivable	￦	2,774,781	3,166,238
Less: Allowance for doubtful accounts		(7,661)	(8,972)

	￦	2,767,120	3,157,266

Non-current
Trade accounts and notes receivable	￦	33,239	32,247
Less: Present value discount		(7,202)	(7,396)
Less: Allowance for doubtful accounts		(2,020)	(1,010)

	￦	24,017	23,841

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦1,361 million as of March 31, 2015 were included in short-term borrowings (Note 14).

5. Other Receivables

Other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Short-term loans	￦	66,300	4,748
Other accounts receivable		308,218	564,765
Others		6,850	3,950
Less: Allowance for doubtful accounts		(10,535)	(10,533)

	￦	370,833	562,930

Non-current
Long-term loans	￦	21,968	21,229
Long-term other accounts receivable		2,279	2,334
Others		2,938	2,797

	￦	27,185	26,360

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Short term derivatives assets held for trading	￦	—	708
Short-term financial instruments (*1,2)		1,734,069	609,584
Cash deposits (*3,4)		23,793	83,437

	￦	1,757,862	693,729

Non-current
Long-term derivatives assets held for trading (*5)	￦	54,274	9,525
Available-for-sale securities (equity instruments)		1,780,464	1,767,621
Available-for-sale securities (others)		17,863	17,408
Cash deposits (*6)		36	36

	￦	1,852,637	1,794,590

(*1)	Short-term financial instruments amounting to ￦5,200 million are provided as collateral in relation to long-term borrowings from National Forestry Cooperative Federation as of March 31, 2015 and December 31, 2014.
(*2)	Short-term financial instruments amounting to ￦1,384 million are levied in relation to pending litigations as of March 31, 2015 and December 31, 2014.
(*3)	Deposits amounting to ￦5,844 million and ￦5,465 million as of March 31, 2015 and December 31, 2014, respectively, are restricted in relation to government assigned project.
(*4)	Deposits amounting to ￦17,949 million and ￦77,972 million as of March 31, 2015 and December 31, 2014, respectively, have been provided as collateral for disposal of investments in subsidiaries.
(*5)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives assets amounting to ￦41,005 million and ￦2,879 million, respectively, as of March 31, 2015.
(*6)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b) Available-for-sale equity securities as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015								December 31, 2014
(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available- for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.84	￦	15,633	69,877	54,244	—	69,877	77,776
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.51		719,622	663,521	(56,101)	—	663,521	659,926
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	180,194	10,339	(173,651)	180,194	169,855
Shinhan Financial group Inc.	4,369,881	0.92		228,778	183,317	60,681	(106,142)	183,317	194,241
KB Financial group Inc.	11,590,550	3.00		536,516	455,509	59,113	(140,120)	455,509	418,998
Seoul Semiconductor Co., Ltd. (*1)	591,000	1.01		24,999	11,761	—	(13,238)	11,761	11,938
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	23,513	20,986	(6,403)	23,513	23,513
Others (11 companies) (*1)				122,011	66,589	11,502	(66,924)	66,589	64,143

				1,999,995	1,654,281	160,764	(506,478)	1,654,281	1,620,390

Non-marketable equity securities
Dongbu Metal Co., Ltd. (*1,3)	3,000,000	10.00		98,242	—	—	(98,242)	—	17,295
Poongsan Special Metal Corp. (*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery (*4)	1,000,000	14.27		5,000	5,000	—	—	5,000	5,000
Tuwaurqi Steel Mill (*4)	129,600,000	16.18		17,015	17,015	—	—	17,015	17,015
Others (38 companies) (*2,4)				111,611	96,511	249	(15,349)	96,511	100,264

				239,525	126,183	249	(113,591)	126,183	147,231

			￦	2,239,520	1,780,464	161,013	(620,069)	1,780,464	1,767,621

(*1)	The Company has recognized ￦177 million, ￦311 million and ￦17,295 million of impairment loss on securities of Seoul Semiconductor Co., Ltd, PT. Krakatau Steel and Dongbu Metal Co., Ltd, respectively, since the fair values of these securities have decreased continuously during the three-month period ended March 31, 2015.
(*2)	The Company has recognized ￦6,554 million of impairment loss on securities of Troika Foreign Resource Development Fund since the fair values of these securities have decreased significantly during the three-month period ended March 31, 2015.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since its fair value cannot be reliably measured.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

7. Inventories

Inventories as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Finished goods	￦	874,581	901,524
Semi-finished goods		1,217,465	1,207,143
By-products		14,911	21,439
Raw materials		752,417	822,273
Fuel and materials		543,417	510,508
Materials-in-transit		915,577	944,966
Others		573	582

		4,318,941	4,408,435
Less: Allowance for inventories valuation		(14,504)	(24,867)

	￦	4,304,437	4,383,568

The amount of loss on valuation of inventories recognized within cost of goods sold during the three-month period ended March 31, 2015 and the year ended December 31, 2014 were ￦14,504 million and ￦24,867 million, respectively.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

8. Assets Held for Sale

Assets held for sale as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Available-for-sale securities (*1)	￦	568,066	580,062
Investments in subsidiaries (*2,3,4)		509,902	468,443
Property, plant and equipment (*5)		36,539	2,672

	￦	1,114,507	1,051,177

(*1)	During the year ended December 31, 2014, the Company determined to dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity as Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company has recognized ￦11,996 million of impairment loss on Nacional Minerios S.A for the three-month period ended March 31, 2015 since the fair value less cost to sell was below carrying amount.
(*2)	The Company determined to dispose of 52.2% of its shares of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd) to SeAH Besteel Corp. and classified the investment in subsidiaries of ￦454,943 million as assets held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the three-month period ended March 31, 2015, and the Company has recognized ￦20,133 million of loss on disposal of asset held for sale.
(*3)	The Company determined to dispose of 29.4% of its shares in POSCO ENGINEERING & CONSTRUCTION., LTD., a subsidiary of the Company, to a special purpose company established by PIF, Saudi Arabia National Fund, upon approval of the Company’s Board of Directors on March 13, 2015, and classified the investment in subsidiaries of ￦496,402 million as assets held for sale.
(*4)	The Company determined to dispose of its shares in POSFINE Co., Ltd, an subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and entered into a disposal contract upon approval of the Company’s Board of Directors on November 7, 2014. Accordingly, the Company classified the accompanying investment in the subsidiary amounting to ￦13,500 million as assets held for sale.
(*5)	The Company determined to make a contribution of 1 FINEX facilities in kind to a new joint venture, and has signed in MOA with Mideast Integrated Steel Ltd. in India. The Company has classified the relating facilities of ￦25,892 million as assets held for sale.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

9. Other Assets

Other current assets and other long-term assets as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Advance payments	￦	9,462	9,828
Prepaid expenses		22,134	21,864

	￦	31,596	31,692

Non-current
Long-term prepaid expenses	￦	6,668	6,344
Others (*1)		125,978	126,909

	￦	132,646	133,253

(*1)	As of March 31, 2015 and December 31 2014, the Company recognized assets amounting to ￦122,186 million and ￦123,110, respectively, in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

10. Investments in Subsidiaries, Associates and Joint ventures

(a) Details of subsidiaries and carrying values as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)			March 31, 2015			December 31, 2014
[Domestic]	Country	Principal operations	Ownership (%)	Book value		Book value
Daewoo International Corporation	Korea	Trading	60.31	￦	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	89.53		1,014,314	1,510,716
POSCO Green Gas Technology	Korea	Gas production and sales	100.00		682,600	682,600
POSCO ENERGY CO., LTD.	Korea	Generation of electricity	89.02		658,176	658,176
POSCO Processing & Service	Korea	Steel sales and service	96.01		624,678	624,678
POSCO PLANTEC Co., Ltd.	Korea	Other structural metal product manufacturing	60.84		341,293	341,293
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*1)	Korea	Manufacture and sale of specialty steel	—		—	173,899
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO CAPITAL	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Manufacturing and Sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	57.30		73,374	72,804
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH (*2,3)	Korea	Steel manufacturing and Sales	48.85		59,916	66,067
POSCO Family Strategy Fund	Korea	Investment in venture companies	71.30		45,273	40,000
Busan E&E Co,. Ltd. (*4)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (12 companies)					163,702	134,196

				￦	7,448,681	8,089,784

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(in millions of Won)			March 31, 2015			December 31, 2014
[Foreign]	Country	Principal operations	Ownership (%)	Book value		Book value

PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00	￦	854,195	855,110
POSCO WA PTY LTD	Australia	Mine development	100.00		614,366	611,248
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		481,025	465,788
POSCO AUSTRALIA PTY LTD	Australia	Steel Sales and mine development	100.00		330,623	330,623
POSCO Thainox Public Company Limited	Thailand	Stainless steel manufacturing	84.93		329,756	329,756
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		284,303	284,392
POSCO SS-VINA	Vietnam	Steel manufacturing and sales	100.00		249,426	—
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		181,917	182,110
POSCO America Corporation	USA	Trading-Steel	99.45		167,285	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	85.00		162,527	156,778
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing	95.65		144,945	145,049
POSCO (Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing	83.64		131,007	131,051
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing	100.00		121,592	90,012
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		95,085	95,213
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		86,534	86,775
POSCO JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and sales	100.00		58,384	58,441
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade Plate steel sheet	100.00		32,189	32,189
POSCO (Guangdong) Steel Co., Ltd.	China	manufacturing	87.04		31,299	31,299
POSCO-Uruguay S.A	Uruguay	Wood manufacturing and sales	98.11		30,243	30,243
Others (32 companies)					349,453	333,211

					5,487,079	5,167,498

				￦	12,935,760	13,257,282

(*1)	During the three-month period ended March 31, 2015, the Company disposed of 52.2% of shares of SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd), which resulted in the Company’s loss of control, and classified the investment as investment in an associate.
(*2)	It was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*3)	As of March 31, 2015, there is objective evidence of impairment due to the prolonged decline in the fair value of the investment below its cost. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 13.7% control premium and disposal cost to the stock price as of March 31, 2015. As a result, the Company recognized an impairment loss of ￦6,151 million as the carrying value was higher than its recoverable amount as of March 31, 2015.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(*4)	As of March 31, 2015, the investments in subsidiaries amounting to ￦30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.

(b) Details of associates and carrying values as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)				March 31, 2015		December 31, 2014
[Domestic]	Country	Principal operations	Ownership (%)	Book value		Book value
EQP POSCO Global No1 Natural Resources PEF	Korea	Mine investment	26.97	￦	169,106	169,106
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*1,2,3)	Korea	Manufacture and sale of specialty steel	19.94		159,977	—
SNNC Co., Ltd.	Korea	Storage of materials	49.00		100,655	100,655
Others (5 companies)					21,867	21,867

					451,605	291,628

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
7623704 Canada Inc. (*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (7 companies)					31,800	31,804

					356,341	356,345

				￦	807,946	647,973

(*1)	As of March 31, 2015, it was classified as an associate in spite of its less than 20% of ownership since it is determined to have significant influence when considering its structure of the Board of Directors.
(*2)	During the three-month period ended March 31, 2015, POSCO Specialty Steel Co., Ltd changed its corporate name to SeAH Changwon Integrated Special Steel Corp.
(*3)	As of March 31, 2015, there is objective evidence of impairment including receipt of dividend upon disposal contract of SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Co., Ltd), and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying a 7.9% discount rate and 1.0% growth rate. As a result, the Company recognized an impairment loss of ￦13,921 million as the carrying value was higher than its recoverable amount as of March 31, 2015.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(C) Details of joint ventures and carrying values as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)				March 31, 2015		December 31, 2014
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd (*1)	Australia	Mine development	10.00	￦	1,225,464	1,225,464
CSP-Compania Siderurgica do Pecem	Brazil	Steel manufacturing	20.00		469,972	469,891
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
Others (5 companies)					114,711	114,710

				￦	2,273,718	2,273,636

(*1)	As of March 31, 2015, the investments in joint ventures amounting to ￦1,225,464 million were provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.

11. Investment Property, Net

Changes in the carrying value of investment property for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

1) For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation (*1)	Transfer (*2)	Ending
Land	￦	36,020	—	—	695	36,715
Buildings		50,112	146	(605)	962	50,615
Structures		4,005	—	(46)	82	4,041

	￦	90,137	146	(651)	1,739	91,371

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation (*1)	Transfer (*2)	Ending
Land	￦	36,020	—	—	—	—	36,020
Buildings		52,682	41	(18)	(2,404)	(189)	50,112
Structures		4,177	—	—	(160)	(12)	4,005

	￦	92,879	41	(18)	(2,564)	(201)	90,137

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

1) For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment (*1)	Others (*2)	Ending
Land	￦	1,420,994	—	—	—	—	(5,745)	1,415,249
Buildings		2,760,842	283	(129)	(60,573)	—	7,916	2,708,339
Structures		2,612,553	—	(635)	(48,772)	—	17,531	2,580,677
Machinery and equipment		14,503,266	11,558	(6,012)	(388,117)	—	252,816	14,373,511
Vehicles		12,953	377	—	(1,499)	—	16	11,847
Tools		23,324	300	—	(3,189)	—	939	21,374
Furniture and fixtures		37,584	172	(9)	(4,374)	—	1,379	34,752
Finance lease assets		6,370	—	—	(159)	—	—	6,211
Construction-in-progress		945,329	333,882	—	—	(577)	(311,041)	967,593

		￦22,323,215	346,572	(6,785)	(506,683)	(577)	(36,189)	22,119,553

(*1)	The Company has recognized an impairment loss since recoverable amount on some of the facilities is less than the carrying value for the three-month period ended March 31, 2015.
(*2)	Represents assets transferred from construction-in-progress to intangible assets, property, plant and equipment and investment property and assets held for sale.

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment (*1)	Others (*2)	Ending
Land	￦	1,397,271	39	(392)	—	—	24,076	1,420,994
Buildings		2,637,774	5,941	(1,912)	(249,792)	(3,681)	372,512	2,760,842
Structures		2,469,046	11,239	(1,750)	(194,088)	(8,072)	336,178	2,612,553
Machinery and equipment		13,202,710	125,297	(29,430)	(1,574,903)	(18,543)	2,798,135	14,503,266
Vehicles		10,769	792	(8)	(7,884)	—	9,284	12,953
Tools		25,680	5,795	(54)	(15,996)	—	7,899	23,324
Furniture and fixtures		47,394	7,150	(5)	(21,929)	(38)	5,012	37,584
Finance lease assets		7,007	—	—	(637)	—	—	6,370
Construction-in-progress		3,442,952	1,628,325	—	—	—	(4,125,948)	945,329

	￦	23,240,603	1,784,578	(33,551)	(2,065,229)	(30,334)	(572,852)	22,323,215

(*1)	The Company has recognized an impairment loss since the recoverable amounts of FINEX 1 plant and STS 1 steelmaking plant were lower than their book value.
(*2)	Represents assets transferred from construction-in-progress to investment to subsidiary (￦558,915 million), property, plant and equipment, from investment property, to intangible assets, and to assets held for sale.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

13. Intangible Assets, Net

Changes in the carrying value of intangible assets for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

1) For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Acquisitions •	Disposals	Amortization	Transfer (*2)	Ending
Intellectual property rights	￦	17,594	—	—	(623)	848	17,819
Membership (*1)		53,154	837	(1,472)	—	—	52,519
Development expense		127,941	—	—	(11,955)	2,529	118,515
Port facilities usage rights		162,028	—	—	(2,426)	—	159,602
Construction-in-progress		16,756	5,078	—	—	(3,327)	18,507
Other intangible assets		26,434	2	—	(2,319)	248	24,365

	￦	403,907	5,917	(1,472)	(17,323)	298	391,327

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions •	Disposals	Amortization	Impairment (*2)	Transfer (*3)	Ending
Intellectual property rights	￦	13,812	—	(217)	(2,261)	—	6,260	17,594
Membership (*1)		48,877	5,896	(2,209)	—	590	—	53,154
Development expense		29,468	381	—	(48,766)	—	146,858	127,941
Port facilities usage rights		172,209	—	—	(12,018)	—	1,837	162,028
Construction-in-progress		153,719	16,414	—	—	—	(153,377)	16,756
Other intangible assets		20,698	13,577	—	(11,067)	—	3,226	26,434

	￦	438,783	36,268	(2,426)	(74,112)	590	4,804	403,907

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company reversed the accumulated impairment loss up to the carrying value before recognition of any impairment loss since the recoverable amounts of some memberships exceeded the carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

14. Borrowings

(a) Borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Short-term borrowings
Short-term borrowings	￦	1,361	—
Current portion of long-term borrowings		233,493	236,553
Current portion of loans from foreign financial institutions		374	418
Current portion of debentures		1,500,000	1,000,000
Less : Current portion of discount on debentures issued		(884)	(681)

	￦	1,734,344	1,236,290

Long-term borrowings
Long-term borrowings	￦	336,641	447,437
Loans from foreign financial institutions		375	627
Debentures		4,381,579	4,871,627
Less : Discount on debentures issued		(17,327)	(18,764)

	￦	4,701,268	5,300,927

(b) Short-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)
Lenders	March 31, 2015		December 31, 2014
Transfers of account receivables that do not qualify for derecognition	￦	1,361	—

(c) Current portion of long-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2015		December 31, 2014
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	￦	15,532	15,532
Borrowings	Export-Import Bank of korea	2010.02.18~ 2011.03.23	2015.09.23~ 2017.07.26	4.09~4.50		217,961	221,021
Loans from foreign financial institutions	NATIXIS (*1)	1986.03.31	2017.03.31	2.00		374	418
Debentures	Domestic debentures 294 and others	2010.08.04~ 2011.03.04	2015.08.04~ 2016.03.04	4.38~4.81		1,499,116	999,319

					￦	1,732,983	1,236,290

(*1)	As of March 31, 2015, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(d) Long-term borrowings excluding current portion, as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	March 31, 2015		December 31, 2014
Borrowings	Woori Bank and others (*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	￦	51,779	55,662
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	3 year Government bond		14,233	14,159
Borrowings	Export-Import Bank of Korea	2010.07.26~ 2013.07.03	2017.07.26~ 2018.03.23	4.09~4.50		270,628	377,616
Loans from foreign financial institutions	NATIXIS (*2)	1986.03.31	2017.03.31	2.00		375	627
Debentures	Domestic debentures 299 and others	2011.05.04~ 2013.10.04	2016.05.04~ 2023.10.04	3.35~4.28		1,796,425	2,295,585
Debentures	Samurai Bond 11 and others	2006.08.10~ 2013.12.11	2016.08.20~ 2021.12.22	0.93~5.88		2,567,828	2,557,278

					￦	4,701,268	5,300,927

(*1)	Short-term financial instruments, amounting to ￦5,200 million as of March 31, 2015 and December 31, 2014 are collateralized for long-term borrowings from National Forestry Cooperative Federation.
(*2)	As of March 31, 2015, Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

15. Other Payables

Other payables as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Accounts payable	￦	440,564	627,337
Accrued expenses		363,363	386,014
Dividend payable		489,411	9,523
Finance lease liabilities		1,238	1,218
Withholdings		9,439	8,404

	￦	1,304,015	1,032,496

Non-current
Long-term accounts payable	￦	48,415	54,131
Accrued expenses		17,916	22,767
Finance lease liabilities		3,710	4,006
Long-term withholdings		7,631	7,903

	￦	77,672	88,807

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Financial guarantee liabilities	￦	10,131	9,236

Non-current
Derivative liabilities (*1)	￦	22,196	—
Financial guarantee liabilities		55,391	50,574

	￦	77,587	50,574

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives liabilities amounting to ￦22,196 million as of March 31, 2015.

17. Provisions

(a)	Provisions as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Estimated allowance (*1)	￦	2,475	—	8,423	—
Provision for restoration (*2)		36,111	20,260	39,336	31,063
Provision for litigation (*3)		—	411	—	411

	￦	38,586	20,671	47,759	31,474

(*1)	Represents the provision for bonuses for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.64% to assess present value of these costs.
(*3)	The Company has recognized provisions for several litigations in which the Company is more likely than not to lose as of March 31, 2015.

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Changes in provisions for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

1) For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	8,423	2,983	(8,931)	2,475
Provision for restoration at the end of period		70,399	5,063	(19,091)	56,371
Provision for litigation at the end of period		411	—	—	411

	￦	79,233	8,046	(28,022)	59,257

2) For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	8,501	10,643	(10,721)	8,423
Provision for restoration at the end of period		—	89,433	(19,034)	70,399
Provision for litigation at the end of period		—	411	—	411

	￦	8,501	100,487	(29,755)	79,233

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Expense related to post-employment benefit plans	￦	5,813	4,463

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Present value of funded obligations	￦	1,070,597	1,017,164
Fair value of plan assets		(930,619)	(931,006)

Net defined benefit liabilities	￦	139,978	86,158

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Defined benefit obligation at the beginning of period	￦	1,017,164	905,918
Current service costs		32,555	113,688
Interest costs		7,436	32,595
Remeasurement		46,874	47,604
Transfer-in		—	1,959
Benefits paid		(33,432)	(84,600)

Defined benefit obligation at the end of period	￦	1,070,597	1,017,164

3)	Changes in the fair value of plan assets for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Fair value of plan assets at the beginning of period	￦	931,006	805,268
Interest on plan assets		7,333	31,911
Remeasurement of plan assets		(366)	(8,417)
Contributions to plan assets		15,000	146,000
Transfer-in		—	1,959
Benefits paid		(22,354)	(45,715)

Fair value of plan assets at the end of period	￦	930,619	931,006

4)	The amounts recognized in the condensed separate interim statements of comprehensive income (loss) for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Current service costs	￦	32,555	29,685
Net interest costs		103	171

	￦	32,658	29,856

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

19. Other Liabilities

Other liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Advances received	￦	29,274	88,880
Withholding		20,214	18,417
Unearned revenue		2,367	1,211

		51,855	108,508

Non-current
Unearned revenue		234	234
Others		2,277	—

	￦	2,511	234

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	54,274	10,233
Available-for-sale financial assets		1,798,327	1,785,029
Loans and receivables		6,712,711	6,024,798

	￦	8,565,312	7,820,060

2)	Financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	22,196	—

Financial liabilities measured at amortized cost Trade accounts and notes payable		813,543	777,401
Borrowings		6,435,612	6,537,217
Financial guarantee liabilities (*1)		65,522	59,810
Others		1,360,620	1,036,487

		8,675,297	8,410,915

	￦	8,697,493	8,410,915

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(*1)	Financial liabilities are recognized in connection with financial guarantee contracts as of March 31, 2015. The details of the amount of guarantees provided are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
POSCO (Guangdong)	SMBC	USD	35,000,000	38,675
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	33,150
Zhangjiagang Pohang	Mizuho	USD	50,000,000	55,250
Stainless Steel Co., Ltd.	Credit Agicole	USD	50,000,000	55,250
	BTMU	USD	30,000,000	33,150
POSCO Maharashtra	Citi	USD	60,000,000	66,300
Steel Pvt. Ltd.	DBS	USD	100,000,000	110,500
	HSBC	USD	80,000,000	88,400
	ING	USD	30,000,000	33,150
	KDB	USD	30,000,000	33,150
	Export-Import Bank of Korea	USD	193,000,000	213,265
	SCB	USD	73,069,000	80,741
POSCO ASSAN TST STEEL Industry	KDB	USD	45,000,000	49,725
	SMBC	USD	71,392,500	78,889
	ING	USD	45,000,000	49,725
	HSBC	USD	27,000,000	29,835
POSCO Electrical Steel India Private Limited	SCB	USD	33,784,000	37,331
	ING	USD	50,000,000	55,250
POSCO Investment Co., Ltd.	HSBC	USD	50,000,000	55,250
	JP Morgan	USD	50,000,000	55,250
	ING	USD	30,000,000	33,150
	BOA	USD	45,000,000	49,725
	SMBC	USD	30,000,000	33,150
	BTMU	USD	30,000,000	33,150
	SCB	USD	45,000,000	49,725
	BOC	CNY	350,000,000	62,307
	Mizuho	USD	50,000,000	55,250
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	44,200
	HSBC	USD	40,000,000	44,200
	KDB	USD	50,000,000	55,250
	Mizuho	USD	45,000,000	49,725
	SMBC	USD	109,725,000	121,246
POSCO-SS VINA	BOA	USD	40,000,000	44,200
	BTMU	USD	40,000,000	44,200
	DBS	USD	24,400,000	26,962
	Export-Import Bank of Korea	USD	249,951,050	276,196
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	216,580
POSCO-VST Co., Ltd.	ANZ	USD	25,000,000	27,625
	HSBC	USD	20,000,000	22,100
	Mizuho	USD	20,000,000	22,100
POSUK Titanium LLP	Kookmin Bank	USD	15,000,000	16,575
PT. KRAKATAU POSCO	ANZ	USD	73,500,000	81,218
	BOA	USD	35,000,000	38,675
	BTMU	USD	119,000,000	131,495
	Credit Suisse AG	USD	91,000,000	100,555
	HSBC	USD	91,000,000	100,555
	Export-Import Bank of Korea	USD	567,000,000	626,535
	Mizuho	USD	105,000,000	116,025
	SCB	USD	107,800,000	119,119
	SMBC	USD	140,000,000	154,700
	CTBC	USD	21,000,000	23,205
CSP - Compania	HSBC	USD	46,666,667	51,567
Siderurgica do Pecem	KDB	USD	56,666,667	62,617
	Santander	USD	66,666,667	73,667
	Nonghyup Bank	USD	10,000,000	11,050

		USD	3,808,621,551	4,208,528
		CNY	350,000,000	62,307

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2015 and 2014 were as follows:

 For the three-month ended March 31, 2015

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	￦	—	—	—	(438)	—	157	(281)	—
Available-for-sale financial assets		9	35,515	—	—	(24,337)	—	11,187	28,112
Loans and receivables		32,645	—	11,053	—	—	(96)	43,602	—
Financial liabilities at amortized cost		(63,284)	—	(13,042)	—	—	(26)	(76,352)	—

	￦	(30,630)	35,515	(1,989)	(438)	(24,337)	35	(21,844)	28,112

Financial income in the statement of comprehensive income (loss) includes the dividends from subsidiaries, associates and joint ventures of ￦237,496 million for the three-month period ended March 31, 2015.

‚ For the three-month ended March 31, 2014

(in millions of Won)	Finance income and costs
	Interest income (cost)		Dividend income	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	—	—	—	—	—	756	756	—
Available-for-sale financial assets		64	27,878	—	7,073	(1,264)	-	33,751	(219,427)
Loans and receivables		30,797	—	32,580	(4)	—	(328)	63,045	—
Financial liabilities at fair value through profit or loss		—	—	—	5,278	—	33,086	38,364	—
Financial liabilities at amortized cost		(73,059)	—	(108,792)	1,500	—	(45)	(180,396)	—

	￦	(42,198)	27,878	(76,212)	13,847	(1,264)	33,469	(44,480)	(219,427)

Financial income in the statement of comprehensive income (loss) includes the dividends from subsidiaries, associates and joint ventures of ￦68,593 million for the three-month period ended March 31, 2014.

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Fair value

1) Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015			December 31, 2014
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	1,661,177	1,661,177	1,648,567	1,648,567
Derivatives assets held for trading (*2)		54,274	54,274	10,233	10,233

		1,715,451	1,715,451	1,658,800	1,658,800

Assets measured amortized cost (*3)
Cash and cash equivalents		1,898,624	1,898,624	1,742,767	1,742,767
Trade accounts and note receivable, net		2,791,137	2,791,137	3,181,107	3,181,107
Loans and other receivables		2,022,950	2,022,950	1,100,924	1,100,924

		6,712,711	6,712,711	6,024,798	6,024,798

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		22,196	22,196	—	—

Liabilities measured amortized cost (*3)
Trade accounts and notes payable		813,543	813,543	777,401	777,401
Borrowings		6,435,612	6,995,648	6,537,217	6,918,972
Financial guarantee liabilities		65,522	65,522	59,810	59,810
Others		1,360,620	1,360,620	1,036,487	1,036,487

	￦	8,675,297	9,235,333	8,410,915	8,792,670

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. Available-for-sale financial assets which are not measured at fair value are excluded.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	The fair value hierarchy

The fair value of financial instruments by fair value hierarchy as of March 31, 2015 and December 31, 2014 are as follows:

 March 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,654,281	—	6,896	1,661,177
Derivatives assets held for trading		—	10,390	43,884	54,274

	￦	1,654,281	10,390	50,780	1,715,451

Financial liabilities
Derivatives liabilities held for trading	￦	—	—	22,196	22,196

‚ December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,620,390	—	28,177	1,648,567
Derivatives assets held for trading		—	10,233	—	10,233

	￦	1,620,390	10,233	28,177	1,658,800

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2014.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of March 31, 2015 and December 31, 2014 are as follows:

(Share, Won)	March 31, 2015		December 31, 2014
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2015, total shares of ADRs of 51,622,460 are equivalent to 12,905,615 of common stock.
(*2)	As of March 31, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Additional paid in capital	￦	463,825	463,825
Gain on disposal of treasury shares		783,793	783,791

	￦	1,247,618	1,247,616

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	March 31, 2015		December 31, 2014
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.3	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.6		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

(*1) Details of hybrid bonds as of March 31, 2015 as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate	Issue date ~ 2018-06 -12 : 4.3%	Issue date ~ 2023 -06 -12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;

	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%

	• After 10 years : additionally + 0.25% according to Step-up clauses	• After 10 years : additionally + 0.25% according to Step-up clauses

	• After 25 years : additionally + 0.75%	• After 30 years : additionally + 0.75%

Interest payments	Quarterly	Quarterly
condition	(Optional deferral of interest payment is available to the Company)	(Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of March 31, 2015 amounts to ￦2,251 million.

23. Reserves

Reserves as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	122,154	94,042

24. Treasury Shares

As of March 31, 2015, the Company holds 7,193,767 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Wages and salaries	￦	55,608	52,368
Expenses related to post-employment benefits		10,202	7,835
Other employee benefits		14,322	12,042
Travel		3,090	3,021
Depreciation		5,098	5,932
Amortization		13,084	13,063
Rental		18,378	17,790
Repairs		1,387	3,676
Advertising		18,049	20,916
Research & development •		18,694	23,599
Service fees		41,528	46,764
Supplies expense		1,375	1,440
Vehicles maintenance		1,795	1,746
Industry association fee		1,579	3,540
Training		813	1,621
Conference		1,424	1,215
Bad debt expenses (Reversal of bad debt expenses)		(297)	503
Others		7,110	8,480

	￦	213,239	225,551

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Freight and custody expenses	￦	219,005	206,075
Operating expenses for distribution center		2,519	2,469
Sales commissions		15,544	15,413
Sales advertising		618	260
Sales promotion		1,270	1,137
Sample		364	443
Sales insurance premium		1,279	1,360

	￦	240,599	227,157

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Finance income
Interest income	￦	32,654	30,860
Dividend income		273,011	96,471
Gain on foreign currency transactions		41,097	53,386
Gain on foreign currency translations		11,856	9,499
Gain on valuation of derivatives		157	39,111
Gain on derivative transactions		67	6,102
Gain on redemption of debentures		—	1,500
Gain on disposals of available-for-sale investment		—	7,073

	￦	358,842	244,002

Finance costs
Interest expenses	￦	63,284	73,058
Loss on foreign currency transactions		38,335	54,682
Loss on foreign currency translations		16,607	84,415
Loss on valuation of derivatives		—	5,269
Loss on derivative transactions		505	824
Impairment loss on available-for-sale investment		24,337	1,264
Others		122	377

	￦	143,190	219,889

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Other non-operating income
Gain on disposals of property, plant and equipment	￦	1,679	1,149
Gain on disposals of assets held for sale		1,683	—
Premium income		4,988	35
Others		5,279	2,198

		13,629	3,382

Other non-operating expenses
Loss on disposals of property, plant and equipment		19,360	17,669
Other bad debt expenses		1	25,704
Donations		14,304	18,958
Idle tangible assets expenses		3,453	238
Impairment loss on investment in subsidiaries, associates and joint ventures		20,072	67,729
Impairment loss on assets held for sale		11,996	—
Loss on disposals of assets held for sale		20,133	14
Others (*1)		29,466	142,749

	￦	118,785	273,061

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦137,917 million, primarily related to VAT.

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods ended March 31, 2015 and 2014 were as follows (excluding financial costs and income tax expense):

(in millions of Won)	March 31, 2015		March 31, 2014
Changes in inventories (*1)	￦	12,787	(178,276)
Raw materials and consumables used		3,848,860	4,751,825
Employee benefits expenses		377,131	374,939
Outsourced processing cost		543,957	541,322
Depreciation (*2)		507,334	499,554
Amortization		17,323	18,515
Electricity and water expenses		247,394	256,529
Service fees		53,847	60,161
Rental		23,496	23,076
Advertising		18,049	20,916
Freight and custody expenses		219,005	206,075
Sales commissions		15,544	15,413
Loss on disposals of property, plant and equipment		19,360	17,669
Bad debt expenses (Reversal of bad debt expense)		(296)	26,207
Impairment loss on investments in subsidiaries, associates and joint ventures		20,072	67,729
Contribution to provisions		5,063	—
Other expenses		355,759	417,553

	￦	6,284,685	7,119,207

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

29. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the three-month periods ended March 31, 2015 and 2014 was 31.75% and 59.02%, respectively. The effective tax rate for the three-month period ended March 31, 2015 was higher than the statutory tax rate of 24% for the Company mainly due to increase in deferred tax liability related to the Company’s investments in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment. Effective tax rate for the three-month period ended March 31, 2014 was higher than the statutory tax rate of 24% for the Company due to the effect of additional income tax payment due to tax investigation and non-deductible expense primarily related to additional VAT payment (Note 27).

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in Won except per share information)	March 31, 2015		March 31, 2014
Profit for the period	￦	499,760,388,002	111,519,121,065
Interests of hybrid bonds		(8,111,100,867)	(8,111,100,867)
Weighted-average number of common shares outstanding (*1)		79,993,057	79,783,754
Basic and diluted earnings per share		6,146	1,296

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(in share)	March 31, 2015		March 31, 2014
Total number of common shares issued	￦	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,193,778)	(7,403,081)

Weighted-average number of common shares outstanding	￦	79,993,057	79,783,754

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2015 and 2014, diluted earnings per share is equal to basic earnings per share.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2015 and 2014 were as follows:

1)	For the three-month period ended March 31, 2015

(in millions of Won)	Sales and others (*1)				Purchase and others (*2)
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	925	64	989	19	157,537	1,286	22,005	180,847
POSCO Processing & Service Co., Ltd.		279,876	—	279,876	144,443	—	—	1,307	145,750
POSCO Coated & Color Steel Co., Ltd.		101,441	—	101,441	—	—	3,267	24	3,291
POSCO ICT Co., Ltd. (*4)		294	4	298	—	35,250	7,435	44,453	87,138
POSMATE Co., Ltd.		180	2,365	2,545	136	—	3,456	7,705	11,297
eNtoB Co., Ltd.		—	—	—	77,990	527	26	5,550	84,093
POSCO Chemtech Company Ltd.		128,365	11,800	140,165	133,444	1,733	74,784	372	210,333
POSCO M-TECH Co., Ltd.		50	12	62	24,758	570	46,756	7	72,091
POSCO Energy Corp.		47,602	302	47,904	—	—	—	13	13
POSCO TMC Co., Ltd.		54,534	—	54,534	—	—	259	279	538
POSCO AST Co., Ltd.		105,115	3	105,118	2,775	—	8,872	35	11,682
POS-Himetal Co., Ltd.		3,171	34	3,205	37,133	—	—	33	37,166
Daewoo International Corp.		897,936	34,335	932,271	11,713	—	—	—	11,713
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		2,811	176,904	179,715	8,239	—	515	75	8,829
POSCO Plant Engineering Co., Ltd.		2,373	18	2,391	878	27,827	5,626	5,655	39,986
POSCO Thainox Public Company Limited		71,957	10	71,967	1,869	—	—	—	1,869
PT. KRAKATAU POSCO		—	—	—	83,636	—	—	—	83,636
POSCO America Corporation		175,927	—	175,927	—	—	—	36	36
POSCO Canada Ltd.		—	—	—	32,997	—	—	—	32,997
POSCO Asia Co., Ltd.		465,146	—	465,146	50,819	—	—	92	50,911
POSCO (Thailand) Company Limited		13,633	8	13,641	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		36,729	—	36,729	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		29,506	—	29,506	—	—	—	—	—
POSCO JAPAN Co., Ltd.		266,240	9,383	275,623	5,223	957	—	269	6,449
POSCO-India Pune Processing Center. Pvt. Ltd.		16,461	—	16,461	—	—	—	4	4
POSCO MEXICO S.A. DE C.V.		77,743	152	77,895	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		102,395	—	102,395	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	12,598	—	—	—	12,598
Others		167,321	2,958	170,279	24,879	24,629	3,202	16,065	68,775

SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		3,047,731	238,352	3,286,083	653,549	249,030	155,484	103,979	1,162,042

Associates and joint ventures (*3)
SNNC Co., Ltd.		638	206	844	97,176	—	—	—	97,176
POSCHROME (PROPRIETARY) LIMITED		—	—	—	13,933	—	—	—	13,933
PT. POSMI Steel Indonesia		830	—	830	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		634	—	634	—	—	—	—	—
CSP - Compania Siderurgica do Pecem		3,358	—	3,358	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		6,306	—	6,306	—	—	—	—	—
Others		659	6,429	7,088	380	—	—	—	380

		12,425	6,635	19,060	111,489	—	—	—	111,489

	￦	3,060,156	244,987	3,305,143	765,038	249,030	155,484	103,979	1,273,531

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of March 31, 2015, the Company provided guarantees to related parties (note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the three-month period ended March 31, 2015, SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd) was reclassified as an associate from subsidiary (Note 10).

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	For the three-month period ended March 31, 2014

(in millions of Won)	Sales and others				Purchase and others
	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO E&C Co., Ltd.	￦	1,505	16,583	18,088	—	427,486	2,090	10,972	440,548
POSCO Processing & Service Co., Ltd.		255,304	8,578	263,882	260,449	—	—	106	260,555
POSCO Coated & Color Steel Co., Ltd.		122,752	—	122,752	—	—	2,429	30	2,459
POSCO ICT Co., Ltd.		227	4	231	—	75,084	6,265	37,465	118,814
POSMATE Co., Ltd.		129	1	130	132	—	3,286	8,270	11,688
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		—	35	35	58,213	660	13	5,250	64,136
POSCO Chemtech Company Ltd.		129,572	4,941	134,513	132,202	1,450	75,916	386	209,954
POSCO M-TECH Co., Ltd.		20	535	555	36,970	493	50,426	56	87,945
POSCO Energy Corp.		36,133	299	36,432	—	1,592	—	20	1,612
POSCO TMC Co., Ltd.		49,887	—	49,887	—	—	277	421	698
POSCO AST Co., Ltd.		132,400	—	132,400	1,722	—	14,898	250	16,870
POS-Himetal Co., Ltd.		3,009	1,185	4,194	40,447	—	—	—	40,447
Daewoo International Corp.		890,600	20,604	911,204	47,077	—	—	1,552	48,629
POSCO America Corporation		169,609	2	169,611	—	—	—	5	5
POSCO Canada Ltd.		—	—	—	47,370	—	—	—	47,370
POSCO Asia Co., Ltd.		514,542	23	514,565	40,194	—	1,379	79	41,652
POSCO (Thailand) Company Ltd.		22,236	4	22,240	—	—	—	7	7
Qingdao Pohang Stainless Steel Co., Ltd.		14,084	—	14,084	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		62,811	—	62,811	—	—	—	—	—
POSCO-Japan Co., Ltd.		361,108	—	361,108	2,275	—	—	197	2,472
POSCO-India Pune Processing Center. Pvt. Ltd.		45,766	59	45,825	—	—	—	—	—
POSCO-Mexico S.A. DE C.V.		61,124	775	61,899	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		64,467	214	64,681	—	—	—	—	—
Daewoo International Singapore Pte. Ltd.		—	—	—	28,578	—	—	—	28,578
Others		474,111	134	474,245	25,225	4,569	5,952	14,864	50,610

		3,411,396	53,976	3,465,372	720,854	511,334	162,931	79,930	1,475,049

Associates and joint ventures
SNNC Co., Ltd.		563	63	626	88,246	—	—	5	88,251
POSCO Plant Engineering Co., Ltd.		2,820	18	2,838	572	13,383	2,960	714	17,629
POSCHROME (PROPRIETARY) LIMITED		—	—	—	15,580	—	—	—	15,580
PT. POSMI Steel Indonesia		5,812	—	5,812	—	—	—	—	—
POSK (Pinghu) Steel Processing Center Co., Ltd.		4,270	—	4,270	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		2,539	—	2,539	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		319	—	319	—	—	—	—	—
Others		3	1	4	1,033	—	—	—	1,033

		16,326	82	16,408	105,431	13,383	2,960	719	122,493

	￦	3,427,722	54,058	3,481,780	826,285	524,717	165,891	80,649	1,597,542

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2015 and December 31, 2014 are as follows:

1)	March 31, 2015

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO E&C Co., Ltd.	￦	66	50,328	50,394	—	58,089	20	58,109
POSCO Processing & Service Co., Ltd.		82,491	23	82,514	13,442	818	—	14,260
POSCO Coated & Color Steel Co., Ltd.		69,848	16	69,864	—	—	1,549	1,549
POSCO ICT Co., Ltd.		—	46	46	983	32,249	6,260	39,492
POSMATE Co., Ltd.		227	3,926	4,153	123	2,239	3,864	6,226
eNtoB Corp.		—	—	—	12,472	13,414	14	25,900
POSCO Chemtech Company Ltd.		44,765	9,922	54,687	59,447	18,439	17,538	95,424
POSCO M-TECH Co.,Ltd.		—	22	22	7,278	8,038	17,331	32,647
POSCO Energy Corp.		18,407	784	19,191	—	—	1,336	1,336
POSCO TMC Co., Ltd.		37,526	8	37,534	—	16	100	116
POSCO AST Co., Ltd.		41,806	15	41,821	—	3,174	2,836	6,010
POS-Himetal Co., Ltd.		1,228	14	1,242	—	25,094	—	25,094
Daewoo International Corp.		143,049	34,341	177,390	3,817	46	—	3,863
POSCO Plant Engineering Co., Ltd.		370	8	378	8,335	6,250	17	14,602
POSCO Thainox Public Company Limited		71,957	—	71,957	607	—	—	607
POSCO America Corp.		45,269	—	45,269	—	—	—	—
POSCO Canada Ltd.		—	—	—	—	9,512	—	9,512
POSCO Asia Co., Ltd.		135,441	—	135,441	2,666	—	—	2,666
POSCO (Thailand) Company Ltd.		4,196	—	4,196	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		26,675	96	26,771	—	—	—	—
POSCO-Japan Co., Ltd.		18,357	—	18,357	935	—	—	935
POSCO-India Pune Processing Center. Pvt. Ltd.		5,726	—	5,726	—	—	—	—
POSCO MEXICO S.A. DE C.V.		104,824	—	104,824	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		253,154	3,009	256,163	—	—	—	—
Daewoo International Singapore Pte. Ltd.		—	—	—	203	—	—	203
Others		69,764	2,999	72,763	5,760	24,906	3,507	34,173

		1,175,146	105,557	1,280,703	116,068	202,284	54,372	372,724

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,440	—	1,440	3,959	77	187	4,223
SNNC Co., Ltd.		237	10	247	24,062	—	—	24,062
CSP - Compania Siderurgica do Pecem		—	69,658	69,658	—	—	—	—
Others		261	11	272	91	—	1	92

		1,938	69,679	71,617	28,112	77	188	28,377

	￦	1,177,084	175,236	1,352,320	144,180	202,361	54,560	401,101

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2) December 31, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO E&C Co., Ltd.	￦	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service Co., Ltd.		94,790	92	94,882	15,202	867	—	16,069
POSCO Coated & Color Steel Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT Co., Ltd.		13	103	116	920	70,823	5,425	77,168
POSMATE Co., Ltd.		—	1,673	1,673	600	2,007	4,828	7,435
eNtoB Corp.		—	—	—	12,564	28,432	43	41,039
POSCO Chemtech Company Ltd.		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO M-TECH Co.,Ltd.		—	37	37	7,311	12,231	22,703	42,245
POSCO Energy Corp.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST Co., Ltd.		44,281	54	44,335	—	2,458	3,364	5,822
POS-Himetal Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corp.		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Ltd.		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO-Japan Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO-India Pune Processing Center. Pvt. Ltd.		6,401	5	6,406	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		364,899	7,714	372,613	—	—	—	—
Others		126,474	56,788	183,262	7,239	54,727	1,545	63,511

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC Co., Ltd.		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	￦	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(c)	For the three-month periods ended March 31, 2015 and 2014 details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Short-term benefits	￦	8,502	8,410
Long-term benefits		3,054	3,012
Retirement benefits		5,422	2,851

	￦	16,978	14,273

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2015, 88 million tons of iron ore and 30 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2015, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

(b)	As of March 31, 2015, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

1) Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦907.4 billion. Through trials up to March 31, 2015, the Company has submitted its responses that the Japan court shall not have jurisdiction over this case but the judgment shall be based on the Korean law, and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of March 31, 2015, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of March 31, 2015.

2)	Other lawsuits and claims

The Company is involved in 45 other lawsuits and claims for alleged damages aggregating to ￦121 billion as defendant as of March 31, 2015, which arose in the ordinary course of business. The Company has recognized provisions amounting to ￦0.4 billion for 1 lawsuit based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for other 44 lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2015.

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Trade accounts and notes receivable	￦	393,619	403,024
Other accounts receivable		116,491	(2,333)
Advance payments		366	(583)
Prepaid expenses		(161)	(30,274)
Inventories		65,928	(441,524)
Long-term guarantee deposits		(169)	(194)
Other long-term assets		(31)	—
Trade accounts payable		38,988	388,978
Other accounts payable		(101,385)	16,812
Accrued expenses		(36,515)	87,454
Advances received		394	303
Withholdings		1,797	16,667
Unearned revenue		1,156	771
Other short-term liabilities		(25,029)	(36)
Derivatives liabilities		—	(6,611)
Payment of severance benefits		(33,432)	(33,383)
Plan assets		7,354	(2,487)
Other long-term liabilities		2,277	—

	￦	431,648	396,584

47

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of March 31, 2015, the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been was derived.

Seoul, Korea

May 14, 2015

This report is effective as of May 14, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		December 31, 2014
Assets
Cash and cash equivalents	21	￦	4,041,762	3,811,202
Trade accounts and notes receivable, net	4,21,32		11,652,966	11,786,055
Other receivables, net	5,21,32		1,902,206	1,956,216
Other short-term financial assets	6,21		2,535,219	1,462,920
Inventories	7		10,045,695	10,471,330
Current income tax assets			40,301	36,147
Assets held for sale	8		781,935	2,127,087
Other current assets	14		948,084	976,425

Total current assets			31,948,168	32,627,382

Long-term trade accounts and notes receivable, net	4,21		82,217	79,336
Other receivables, net	5,21		1,009,979	1,144,160
Other long-term financial assets	6,21		2,503,863	2,455,900
Investments in associates and joint ventures	9		4,026,241	4,060,507
Investment property, net	11		1,154,580	1,055,592
Property, plant and equipment, net	12		35,209,553	35,241,195
Intangible assets, net	13		6,867,687	6,884,989
Deferred tax assets			1,181,324	1,195,563
Other long-term assets	14		647,271	507,549

Total non-current assets			52,682,715	52,624,791

Total assets		￦	84,630,883	85,252,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of March 31, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		December 31, 2014
Liabilities
Trade accounts and notes payable	21,32	￦	3,640,269	3,950,786
Short-term borrowings and current installments of long-term borrowings	4,15,21		13,547,630	12,195,484
Other payables	16,21,32		2,638,485	2,194,713
Other short-term financial liabilities	17,21		134,523	111,637
Current income tax liabilities			436,964	453,613
Liabilities of disposal group held for sale	8		62,017	590,982
Provisions	18		94,929	150,030
Other current liabilities	20		2,004,391	2,229,764

Total current liabilities			22,559,208	21,877,009

Long-term trade accounts and notes payable	21		90,575	88,469
Long-term borrowings, excluding current installments	15,21		14,546,836	15,232,773
Other payables	16,21		165,766	169,986
Other long-term financial liabilities	17,21		116,537	91,095
Defined benefit liabilities, net	19		375,887	290,325
Deferred tax liabilities			1,853,050	1,832,260
Long-term provisions	18,33		217,670	223,239
Other long-term liabilities	20		132,444	155,653

Total non-current liabilities			17,498,765	18,083,800

Total liabilities			40,057,973	39,960,809

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,087,192	1,083,718
Hybrid bonds	23		996,919	996,919
Reserves	24		(557,039)	(408,773)
Treasury shares	25		(1,534,449)	(1,534,457)
Retained earnings			40,762,080	40,967,558

Equity attributable to owners of the controlling company			41,237,106	41,587,368
Non-controlling interests	23		3,335,804	3,703,996

Total equity			44,572,910	45,291,364

Total liabilities and equity		￦	84,630,883	85,252,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won, except per share information)	Notes	March 31, 2015		March 31, 2014
Revenue	32,35	￦	15,100,912	15,440,128
Cost of sales	7,29,32		(13,303,312)	(13,752,157)

Gross profit			1,797,600	1,687,971
Selling and administrative expenses	26,29
Administrative expenses			(627,559)	(546,932)
Selling expenses			(438,801)	(409,776)

Operating profit			731,240	731,263
Share of loss of equity-accounted investees, net	9		(62,927)	(87,099)
Finance income and costs	21,27
Finance income			608,686	518,106
Finance costs			(730,921)	(653,629)
Other non-operating income and expenses	28
Other non-operating income			196,119	57,457
Other non-operating expenses	29		(138,093)	(298,024)

Profit before income tax	35		604,104	268,074
Income tax expense	30,35		(268,904)	(212,428)

Profit			335,200	55,646
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	19		(54,562)	(15,486)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			(117,388)	64,288
Net changes in the unrealized fair value of available-for-sale investments	21		10,696	(204,457)
Foreign currency translation differences			(55,863)	75,580

Other comprehensive income (loss), net of tax			(217,117)	(80,075)

Total comprehensive income (loss)		￦	118,083	(24,429)

Profit (loss) attributable to :
Owners of the controlling company		￦	338,584	69,841
Non-controlling interests			(3,384)	(14,195)

Profit		￦	335,200	55,646

Total comprehensive income (loss) attributable to :
Owners of the controlling company		￦	137,628	(24,980)
Non-controlling interests			(19,545)	551

Total comprehensive income (loss)		￦	118,083	(24,429)

Basic and diluted earnings per share (in Won)	31		4,131	774

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

	Attributable to owners of the controlling company								Non-
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests	Total
Balance as of January 1, 2014	￦	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income:
Profit		—	—	—	—	—	69,841	69,841	(14,195)	55,646
Other comprehensive income
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	—	63,109	—	—	63,109	1,179	64,288
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(207,203)	—	—	(207,203)	2,746	(204,457)
Foreign currency translation differences, net of tax		—	—	—	64,715	—	—	64,715	10,865	75,580
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(15,442)	(15,442)	(44)	(15,486)

Total comprehensive income (loss)		—	—	—	(79,379)	—	54,399	(24,980)	551	(24,429)

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(30,590)	(509,292)
Changes in subsidiaries		—	—	—	—	—	—	—	5,249	5,249
Changes in ownership interests in subsidiaries		—	(1,402)	—	—	—	—	(1,402)	26,853	25,451
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)	(7,952)	(18,653)
Disposal of treasury shares		—	11	—	—	30	—	41	—	41
Others		—	(551)	—	3,182	—	8,475	11,106	(1,041)	10,065

Total transactions with owners of the controlling company		—	(1,942)	—	3,182	30	(480,928)	(479,658)	(7,481)	(487,139)

Balance as of March 31, 2014	￦	482,403	1,076,324	996,919	(99,273)	(1,579,094)	40,664,120	41,541,399	3,769,063	45,310,462

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained	Sub	controlling
(in millions of Won)	capital		surplus	bond	Reserves	shares	earnings	total	interests	Total
Balance as of January 1, 2015	￦	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income:
Profit		—	—	—	—	—	338,584	338,584	(3,384)	335,200
Other comprehensive income
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	—	(117,599)	—	—	(117,599)	211	(117,388)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	13,679	—	—	13,679	(2,983)	10,696
Foreign currency translation differences, net of tax		—	—	—	(46,585)	—	—	(46,585)	(9,278)	(55,863)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(50,451)	(50,451)	(4,111)	(54,562)

Total comprehensive income (loss)		—	—	—	(150,505)	—	288,133	137,628	(19,545)	118,083

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)	(99,406)	(579,364)
Changes in subsidiaries		—	—	—	—	—	—	—	(257,506)	(257,506)
Changes in ownership interests in subsidiaries		—	3,859	—	—	—	—	3,859	13,067	16,926
Interest of hybrid bonds		—	—	—	—	—	(10,701)	(10,701)	(5,964)	(16,665)
Disposal of treasury shares		—	2	—	—	8	—	10	—	10
Others		—	(387)	—	2,239	—	(2,952)	(1,100)	1,162	62

Total transactions with owners of the controlling company		—	3,474	—	2,239	8	(493,611)	(487,890)	(348,647)	(836,537)

Balance as of March 31, 2015	￦	482,403	1,087,192	996,919	(557,039)	(1,534,449)	40,762,080	41,237,106	3,335,804	44,572,910

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		March 31, 2014
Cash flows from operating activities
Profit		￦	335,200	55,646
Adjustments for:
Depreciation			720,859	680,922
Amortization			95,090	77,259
Finance income			(320,791)	(274,192)
Finance costs			461,343	386,941
Income tax expense			268,904	212,428
Gain on disposal of property, plant and equipment			(6,858)	(1,389)
Loss on disposal of property, plant and equipment			11,385	8,591
Impairment loss on property, plant and equipment			10,002	1,753
Share of loss of equity-accounted investees			62,927	87,099
Costs for defined benefit plans			67,172	59,018
Bad debt expenses			42,568	68,132
Loss on valuation of inventories			73,084	60,552
Provision expense			22,672	16,537
Gain on disposal of assets held for sale			(163,209)	—
Impairment loss on assets held for sale			11,996	—
Others, net			16,311	(15,216)

			1,373,455	1,368,435

Changes in operating assets and liabilities	34		(39,666)	(1,649,108)
Interest received			61,489	64,800
Interest paid			(186,185)	(163,962)
Dividends received			35,019	21,040
Income taxes paid			(205,691)	(198,985)

Net cash provided by (used in) operating activities		￦	1,373,621	(502,134)

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	March 31, 2015		March 31, 2014
Cash flows from investing activities
Acquisitions of short-term financial instruments		￦	(2,620,929)	(906,738)
Proceeds from disposal of short-term financial instruments			1,563,048	1,522,887
Increase in loans			(124,550)	(63,501)
Collection of loans			46,919	3,362
Acquisitions of available-for-sale investments			(10,981)	(89,236)
Proceeds from disposal of available-for-sale investments			5,371	5,346
Acquisitions of investments of equity-accounted investees			(573)	(212,394)
Proceeds from disposal of investments of equity-accounted investees			947	—
Acquisitions of investment property			(56,645)	(79)
Acquisitions of property, plant and equipment			(928,261)	(1,073,102)
Proceeds from disposal of property, plant and equipment			23,736	28,312
Acquisitions of intangible assets			(81,413)	(38,939)
Proceeds from disposal of intangible assets			3,913	774
Cash paid in acquistion of business, net of cash acquired			(49,818)	(2,595)
Cash received from disposal of business, net of cash transferred			385,106	—
Other, net			13,192	(2,147)

Net cash used in investing activities			(1,830,938)	(828,050)

Cash flows from financing activities
Proceeds from borrowings			476,307	862,945
Repayment of borrowings			(1,027,759)	(1,811,906)
Proceeds from short-term borrowings, net			1,209,642	2,431,395
Payment of cash dividends			(148,406)	(1,648)
Payment of interest of hybrid bonds			(16,348)	(18,758)
Capital contribution from non-controlling interests and proceeds from disposal of subsidiary while maintaining control			13,065	17,174
Other, net			(9,408)	(16,016)

Net cash provided by financing activities			497,093	1,463,186

Effect of exchange rate fluctuation on cash held			(15,625)	17,388

Net decrease in cash and cash equivalents			24,151	150,390
Cash and cash equivalents at beginning of the period	8		4,022,136	4,208,562

Cash and cash equivalents at end of the period	8	￦	4,046,287	4,358,952

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of March 31, 2015

(Unaudited)

1. General Information

General information about POSCO, its 46 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. 183 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 100 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of March 31, 2015, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the three-month period ended March 31, 2015

1)	Consolidated subsidiaries acquired or reclassified during the three-month period ended March 31, 2015 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
POSCO GROUP UNIVERSITY	February 2015	100.00	New establishment
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	February 2015	100.00	New establishment
HOTEL LAONZENA CO.,LTD	February 2015	100.00	Acquisition
COINSA INGENIERIA Y PETROQUIMICA S.R.L	February 2015	50.00	New establishment

2)	Cash outflows (inflows) from business acquisition

(in millions of Won)	Amounts
Consideration transferred	￦	49,819
Less: Cash and cash equivalent acquired		(1)

Total	￦	49,818

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(c)	Subsidiaries that were excluded from consolidation during the three-month period ended March 31, 2015 are as follows:

Company	Date of disposal	Reason
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	March 2015	Reclassification to associates due to decline in ownership
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	March 2015	Reclassification to associates due to decline in ownership
Cheonsa wind power	March 2015	Exclusion upon reclassification of parent company, ‘Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund’ to associates

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgements, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1	–	quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3	–	inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in note 21.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2014. The accounting policy for emission rights below is also expected to be applied in the Company’s consolidated financial statements as of and for the year ending December 31, 2015.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

The Company recognized emission liability amounting to ￦2,277 million as other liabilities as of March 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Trade accounts and notes receivable	￦	10,460,031	10,814,600
Finance lease receivables		23,768	24,344
Unbilled due from customers for contract work		1,751,437	1,528,427
Less: Allowance for doubtful accounts		(582,270)	(581,316)

	￦	11,652,966	11,786,055

Non-current
Trade accounts and notes receivable	￦	69,910	60,583
Finance lease receivables		37,403	42,907
Less: Allowance for doubtful accounts		(25,096)	(24,154)

	￦	82,217	79,336

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦1,837,277 million and ￦2,030,342 million as of March 31, 2015 and December 31, 2014, respectively, and are included in bank borrowings (Note 15).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

5. Other Receivables

Other receivables as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Short-term loans	￦	425,578	254,108
Other accounts receivable		1,382,526	1,523,659
Accrued income		80,619	76,393
Deposits		58,310	58,384
Others		171,641	227,192
Less : Allowance for doubtful accounts		(216,468)	(183,520)

	￦	1,902,206	1,956,216

Non-current
Long-term loans	￦	826,132	960,652
Long-term other accounts receivable		141,606	158,018
Accrued income		1,565	1,533
Deposits		178,926	189,120
Less : Allowance for doubtful accounts		(138,250)	(165,163)

	￦	1,009,979	1,144,160

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Derivatives assets held for trading	￦	86,012	77,182
Available-for-sale securities		45,154	25,512
Current portion of held-to-maturity securities (bonds)		14,223	15,297
Short-term financial instruments (*1,2)		2,389,830	1,344,929

	￦	2,535,219	1,462,920

Non-current
Derivatives asstes held for trading (*3)	￦	63,634	19,084
Available-for-sale securities (equity instruments) (*4,5)		2,284,860	2,294,244
Available-for-sale securities (bonds)		38,859	33,350
Available-for-sale securities (others)		63,616	67,135
Held-to-maturity securities (bonds)		2,420	1,796
Long-term financial instruments (*2)		50,474	40,291

	￦	2,503,863	2,455,900

(*1)	As of March 31, 2015 and December 31, 2014, ￦5,844 million and ￦5,465 million, respectively, are restricted for the use in a government project.
(*2)	As of March 31, 2015 and December 31, 2014, financial instruments amounting to ￦81,812 million and ￦177,014 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives assets amounting to ￦41,005 million and ￦2,879 million, respectively, as of March 31, 2015.
(*4)	During the three-month period ended March 31, 2015, there were objective evidences of impairment for listed equity securities such as PT.Krakatau Steel and others due to the significant decline in the fair value of the shares for a prolonged period and for non-listed equity securities such as Dongbu Metal Co., Ltd and others because the acquisition cost exceeded its fair value. As a result, an impairment loss of ￦24,536 million was recognized in profit or loss during the three-month period ended March 31, 2015.
(*5)	As of March 31, 2015 and December 31, 2014, ￦166,192 million and ￦173,632 million of available-for-sale securities, respectively, have been provided as collateral for construction projects and borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

7. Inventories

Inventories as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Finished goods	￦	1,633,688	1,647,331
Merchandise		916,929	902,347
Semi-finished goods		1,714,249	1,654,556
Raw materials		2,162,011	2,334,992
Fuel and materials		803,668	759,193
Construction inventories		957,035	1,129,370
Materials-in-transit		1,934,274	2,109,207
Others		93,020	96,274

		10,214,874	10,633,270

Less: Allowance for inventories valuation		(169,179)	(161,940)

	￦	10,045,695	10,471,330

The amounts of loss on valuation of inventories recognized within cost of sales during the three-month period ended March 31, 2015 and the year ended December 31, 2014 were ￦73,084 million and ￦41,713 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015				December 31, 2014
	The controlling company (*1,5,6)		Subsidiaries (*2,3,4,6)	Total	The controlling company (*1,6)	Subsidiaries (*2,3,4,6,7)	Total
Assets
Cash and cash equivalents (*8)	￦	—	4,525	4,525	—	210,934	210,934
Trade accounts and notes receivable and other receivables		—	4,305	4,305	—	90,811	90,811
Other financial assets		568,066	20,272	588,338	580,062	21,028	601,090
Inventories		—	1,544	1,544	—	289,716	289,716
Investment property		—	20,089	20,089	—	22,067	22,067
Property, plant and equipment		36,539	124,999	161,538	2,672	895,391	898,063
Other assets		—	1,596	1,596	—	14,406	14,406

	￦	604,605	177,330	781,935	582,734	1,544,353	2,127,087

Liabilities
Trade accounts and notes payable and other payables	￦	—	20,525	20,525	—	225,403	225,403
Borrowings		—	39,000	39,000	—	330,059	330,059
Other liabilities		—	2,492	2,492	—	35,520	35,520

	￦	—	62,017	62,017	—	590,982	590,982

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(*1)	During the year ended December 31, 2014, the Company determined to dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity as Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company has recognized ￦11,996 million of impairment loss on Nacional Minerios S.A for the three-month period ended March 31, 2015 since the fair value less cost to sell was below carrying amount.
(*2)	The Company determined to dispose of its shares in POSFINE Co., Ltd, an associate of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and entered into a disposal contract upon approval of the Company’s Board of Directors on November 7, 2014. Accordingly, the Company classified the accompanying investment in the subsidiary as assets and liabilities held for sale.
(*3)	Daewoo International Corporation, a subsidiary of the Company, entered into a sales contract to dispose its Daewoo Department Store located in Masan in accordance with the Board of Directors’ resolution on August 18, 2014. Accordingly, the Company classified them as assets and liabilities held for sale.
(*4)	POSCO M-TECH, a subsidiary of the Company, determined to dispose of its rare metal department and some of its assets in the Molybdenum factory in Yeongwol, and classified them as assets held-for-sale.
(*5)	The Company determined to make a contribution of 1 FINEX facilities in kind after inception of joint venture, and has signed in MOA with Mideast Integrated Steel Ltd. in India. The Company has classified the relating facilities in of ￦25,892 million as assets held for sale.
(*6)	The controlling company and subsidiaries of the Company (POSCO-VIETNAM Co., Ltd. and POSCO ICT) determined to dispose of some tangible assets including land and disused facilities and classified them as assets held for sale.
(*7)	The Company determined to dispose of 52.2% of its shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd) to SeAH Besteel Corp. and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the three-month period ended March 31, 2015, and the Company recognized ￦161,579 million of gain on disposal of asset held for sale.
(*8)	Cash and cash equivalents classified as assets held for sale are included in the beginning and ending balance of statement of cash flows for the three-month period ended March 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015						December 31, 2014
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,565	28.48	￦	178,566	￦	176,510	176,899
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*1,2,4)	26,000,000	19.94		159,978		159,978	—
SNNC Co., Ltd.	18,130,000	49.00		90,650		133,918	131,671
QSONE Co., Ltd.	200,000	50.00		84,395		84,010	83,849
Incheon-Gimpo Highway Co., Ltd (*3)	9,032,539	25.11		45,163		42,999	43,045
UITrans LRT co., Ltd. (*3)	4,510,239	38.43		22,551		32,000	30,098
BLUE OCEAN private Equity Fund	333	27.52		33,300		31,828	31,439
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. (*3)	2,008,000	25.10		10,040		19,801	19,801
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund (*4)	13,125,000	12.50		13,125		12,319	12,268
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	11,000,000	35.13		11,000		10,686	—
KONES, Corp.	3,250,000	41.67		6,893		5,924	5,430
Others (32 companies) (*3)						32,839	33,511

						742,812	568,011

[Foreign]
Eureka Moly LLC	—	20.00		240,123		228,441	228,004
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		187,095	172,805
7623704 Canada Inc. (*4)	114,452,000	10.40		124,341		130,769	117,100
Nickel Mining Company SAS	3,234,698	49.00		157,585		90,085	107,408
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		88,619	93,021
AMCI (WA) PTY LTD.	49	49.00		209,664		81,073	88,050
KOREA LNG LTD.	2,400	20.00		135,205		73,177	72,089
CAML RESOURCES PTY LTD.	3,239	33.34		40,388		33,150	38,240
NCR LLC	—	29.41		32,348		33,019	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		20,937	21,032
PT. Batutua Tembaga Raya	128,285	24.10		14,785		14,546	14,653
PT. Wampu Electric Power (*3)	7,800,000	20.00		9,028		7,183	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,072	6,969
Others (25 companies) (*3)						52,275	59,210

						1,047,441	1,058,790

					￦	1,790,253	1,626,801

(*1)	During the three-month period ended March 31, 2015, the Company disposed of 52.2% of shares of SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd), which resulted in the Company’s loss of control, and the Company classified the investment as investment in an associate, which was initially recognized at its fair value based on external valuation report.
(*2)	During the three-month period ended March 31, 2015, POSCO Specialty Steel Co., Ltd changed its corporate name to SeAH Changwon Integrated Special Steel Corp.
(*3)	As of March 31, 2015, investment in associates amounting to ￦97,252 million is provided as collateral related to associates’ borrowings.
(*4)	As of March 31, 2015, it was classified as an associate in spite of less than 20% of ownership percentage since the Company is determined to have significant influence over the investee when considering its structure of the Board of Directors.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Details of investments in joint ventures as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015						December 31, 2014
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBOND TECHNOLOGY	11,568,000	60.00	￦	115,680	￦	111,613	112,837
POSCO ES MATERIALS	1,000,000	50.00		43,000		37,604	38,021

						149,217	150,858

[Foreign]
Roy Hill Holdings Pty Ltd. (*1)	13,117,972	12.50		1,528,672		1,184,271	1,268,678
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		359,255	357,874
CSP-Compania Siderurgica do Pecem	827,771,230	20.00		469,891		165,195	260,906
DMSA, AMSA (*2)	—	4.00		193,182		161,514	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		99,442	98,893
KOBRASCO	2,010,719,185	50.00		32,950		78,896	99,787
Others (11 companies)						38,198	31,616

						2,086,771	2,282,848

					￦	2,235,988	2,433,706

(*1)	As of March 31, 2015 and December 31, 2014, investment in joint ventures amounting to ￦1,184,271 million and ￦1,268,678 million, respectively, is provided as collateral in relation to loan from project financing of Roy Hill Holdings Pty Ltd.
(*2)	As of March 31, 2015 and December 31, 2014, investment in joint ventures amounting to ￦161,514 and ￦165,094 million is provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

1)	For the three-month period ended March 31, 2015

(in millions of Won)	December 31, 2014 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	March 31, 2015 Book value
Company
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	176,899	—	—	(389)	—	176,510
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		—	159,978	—	—	—	159,978
SNNC Co., Ltd.		131,671	—	—	2,247	—	133,918
QSONE Co., Ltd.		83,849	—	—	161	—	84,010
Incheon-Gimpo Highway Co., Ltd		43,045	—	—	(100)	54	42,999
UITrans LRT co., Ltd.		30,098	573	—	1,329	—	32,000
BLUE OCEAN private Equity Fund		31,439	—	—	389	—	31,828
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		19,801	—	—	—	—	19,801
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		12,268	—	—	51	—	12,319
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	11,000	—	(314)	—	10,686
KONES, Corp.		5,430	—	—	494	—	5,924
POSCO MITSUBISHI CARBOND TECHNOLOGY		112,837	—	—	(1,224)	—	111,613
POSCO ES MATERIALS		38,021	—	—	(417)	—	37,604
Others (32 companies)		33,511	—	—	284	(956)	32,839

		718,869	171,551	—	2,511	(902)	892,029

[Foreign]
Eureka Moly LLC		228,004	—	—	(11)	448	228,441
South-East Asia Gas Pipeline Company Ltd.		172,805	—	—	13,319	971	187,095
7623704 Canada Inc.		117,100	—	—	12,987	682	130,769
Nickel Mining Company SAS		107,408	—	—	(5,799)	(11,524)	90,085
AES-VCM Mong Duong Power Company Limited		93,021	—	—	235	(4,637)	88,619
AMCI (WA) PTY LTD.		88,050	—	—	(1,780)	(5,197)	81,073
KOREA LNG LTD.		72,089	—	(5,087)	5,094	1,081	73,177
CAML RESOURCES PTY LTD.		38,240	—	—	(643)	(4,447)	33,150
NCR LLC		32,598	—	—	(5)	426	33,019
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	—	(202)	107	20,937
PT. Batutua Tembaga Raya		14,653	—	—	—	(107)	14,546
PT. Wampu Electric Power		7,611	—	—	(453)	25	7,183
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,969	—	—	95	8	7,072
Roy Hill Holdings Pty Ltd.		1,268,678	—	—	(22,757)	(61,650)	1,184,271
POSCO-NPS Niobium LLC		357,874	—	(6,427)	5,926	1,882	359,255
CSP - Compania Siderurgica do Pecem		260,906	—	—	(57,568)	(38,143)	165,195
DMSA/AMSA		165,094	—	—	(7,081)	3,501	161,514
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	138	411	99,442
KOBRASCO		99,787	—	—	(4,155)	(16,736)	78,896
Others (36 companies)		90,826	—	(951)	(2,778)	3,376	90,473

		3,341,638	—	(12,465)	(65,438)	(129,523)	3,134,212

	￦	4,060,507	171,551	(12,465)	(62,927)	(130,425)	4,026,241

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	For the year ended December 31, 2014

(in millions of Won)	December 31, 2013 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2014 Book value
Company
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	177,563	—	—	(664)	—	176,899
SNNC Co., Ltd.		123,969	—	(5,149)	13,873	(1,022)	131,671
QSONE Co., Ltd.		84,096	—	—	(247)	—	83,849
Incheon-Gimpo Highway Co., Ltd		37,759	8,331	—	(340)	(2,705)	43,045
UITrans LRT co., Ltd.		19,185	2,330	—	8,583	—	30,098
BLUE OCEAN private Equity Fund		29,391	—	—	2,193	(145)	31,439
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		23,733	—	—	(3,714)	(218)	19,801
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
KONES, Corp.		5,784	—	—	(378)	24	5,430
POSCO MITSUBISHI CARBOND TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
POSCO PLANTEC Co., Ltd.		234,203	25,356	—	(210,616)	(48,943)	—
Others (32 companies)		57,757	12,875	—	(24,638)	(12,483)	33,511

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
AES-VCM Mong Duong
Power Company Limited		81,436	—	—	(3,845)	15,430	93,021
AMCI (WA) PTY LTD.		98,467	—	—	(6,477)	(3,940)	88,050
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
CAML RESOURCES PTY LTD.		43,820	—	—	(2,191)	(3,389)	38,240
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
Zhongyue POSCO (Qinhuangdao)
Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
PT. Wampu Electric Power		7,237	—	—	134	240	7,611
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
Roy Hill Holdings Pty Ltd.		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
Others (35 companies)		82,666	50,605	(2,708)	(42,156)	2,419	90,826

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	￦	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the three-month period March 31, 2015 and as of and for the year ended December 31, 2014 is as follows:

1)	March 31, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	620,548	1,000	619,548	—	(1,369)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,190,487	494,203	696,284	269,014	(8,263)
SNNC Co., Ltd.		834,977	541,218	293,759	147,710	(4,592)
QSONE Co.,Ltd.		248,383	80,363	168,020	3,542	322
Incheon-Gimpo Highway Co., Ltd		447,530	278,272	169,258	—	(393)
UITrans LRT co., Ltd.		170,189	117,679	52,510	—	(197)
BLUE OCEAN private Equity Fund		363,225	247,573	115,652	95,746	1,415
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		256,207	208,960	47,247	—	—
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		99,540	989	98,551	1,001	406
KONES, Corp.		35,722	1,628	34,094	—	(1,158)
POSCO MITSUBISHI CARBOND TECHNOLOGY		404,138	219,066	185,072	—	(2,040)
POSCO ES MATERIALS		66,494	22,843	43,651	3,888	(835)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,061,032	1,313,853	747,179	120,519	53,191
7623704 Canada Inc.		1,269,556	2	1,269,554	74,019	124,876
Nickel Mining Company SAS		387,673	161,515	226,158	21,682	(10,998)
KOREA LNG LTD.		403,982	8,442	395,540	25,964	25,470
CAML RESOURCES PTY LTD.		148,151	36,525	111,626	48,060	(1,929)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,563	81,244	67,319	36,460	(517)
PT. Batutua Tembaga Raya		170,747	156,386	14,361	—	—
PT. Wampu Electric Power		166,916	134,071	32,845	3,957	(2,267)
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		60,756	32,797	27,959	18,021	307
Roy Hill Holdings Pty Ltd.		7,495,499	4,496,274	2,999,225	—	(182,058)
POSCO-NPS Niobium LLC		718,307	—	718,307	—	11,852
CSP - Compania Siderurgica do Pecem		2,951,577	1,880,410	1,071,167	—	(279,359)
DMSA/AMSA		8,923,126	5,998,243	2,924,883	223,344	(110,760)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		645,229	275,073	370,156	289,207	552
KOBRASCO		166,183	19,558	146,625	18,541	(8,310)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	December 31, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	￦	621,960	1,044	620,916	—	(576)
SNNC Co., Ltd.		826,597	528,246	298,351	345,836	41,117
QSONE Co.,Ltd.		247,590	79,891	167,699	13,674	(603)
Incheon-Gimpo Highway Co., Ltd		337,639	172,464	165,175	—	(1,148)
UITrans LRT co., Ltd.		169,574	117,996	51,578	—	(887)
BLUE OCEAN private Equity Fund		361,810	247,573	114,237	574,476	8,489
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		256,207	208,960	47,247	5,240	(14,798)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
KONES, Corp.		3,756	3,155	601	7,269	(907)
POSCO MITSUBISHI CARBOND TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
CAML RESOURCES PTY LTD.		159,281	38,591	120,690	172,093	(6,570)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
Roy Hill Holdings Pty Ltd.		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
CSP - Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771
KOBRASCO		234,595	35,021	199,574	99,677	60,712

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of March 31, 2015 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	20.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
Intergra Coal J/V	Mine development	2.35	Australia
RUM J/V	Mine development	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	Australia

11. Investment Property, Net

Changes in the carrying value of investment property for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation	Others (*1)	Ending
Land	￦	415,512	—	—	(60,693)	354,819
Buildings		591,647	51,394	(5,113)	105,258	743,186
Structures		2,060	—	(62)	69	2,067
Construction-in-progress		46,373	7,970	—	165	54,508

Total	￦	1,055,592	59,364	(5,175)	44,799	1,154,580

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

Total	￦	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment losses of investment property amounting to ￦23 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,801,288	37,671	(793)	(1,517)	(26,347)	2,810,302
Buildings		5,359,324	62,716	(1,317)	(95,196)	(14,197)	5,311,330
Structures		3,030,163	13,239	(656)	(53,325)	26,008	3,015,429
Machinery and equipment		21,199,885	57,201	(21,772)	(543,532)	848,130	21,539,912
Vehicles		56,695	3,748	(85)	(4,668)	(457)	55,233
Tools		64,069	5,534	(7)	(7,795)	13,139	74,940
Furniture and fixtures		143,782	11,804	(161)	(16,157)	2,307	141,575
Capital lease assets		80,081	154	(11)	(2,919)	21,732	99,037
Construction-in-progress		2,505,908	647,311	(3,461)	(577)	(987,386)	2,161,795

Total	￦	35,241,195	839,378	(28,263)	(725,686)	(117,071)	35,209,553

(*1)	Impairment losses of property, plant and equipment amounting to ￦10,002 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Capital lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

Total	￦	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment losses of property, plant and equipment amounting to ￦64,833 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others (*2)	Ending
Goodwill	￦	1,795,144	—	—	—	—	(1,221)	1,793,923
Intellectual property rights		2,762,679	33,327	—	(43,201)	—	(12,824)	2,739,981
Premium in rental (*1)		130,942	1,977	(3,603)	(46)	(2)	(20)	129,248
Development expense		168,746	1,312	—	(14,952)	(10)	3,258	158,354
Port facilities usage rights		156,444	—	—	(2,415)	—	—	154,029
Exploratation and evaluation assets		92,459	37,721	—	—	—	(69)	130,111
Customer relationships		641,625	—	—	(13,731)	—	981	628,875
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	16,751	(642)	(20,745)	—	852	593,761

	￦	6,884,989	91,088	(4,245)	(95,090)	(12)	(9,043)	6,867,687

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes translation adjustment and reclassifications.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental (*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploratation and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Power generation permit (*4)		—	—	539,405	—	—	—	—	539,405
Other intangible assets (*5)		458,744	262,076	88,808	(665)	(77,243)	(717)	(133,458)	597,545

	￦	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	During the year ended December 31, 2014, goodwill arising from business combination amounting to ￦180,418 million are included in relation to the acquisition of POSCO Plantec Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.
(*4)	POSCO ENERGY CO., LTD. recognized other intangible assets and other provisions amounting to ￦539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.
(*5)	During the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets and other provisions amounting to ￦169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

14. Other Assets

Other current assets and other long-term assets as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Advance payment	￦	792,283	845,114
Prepaid expenses		154,073	129,914
Others		1,728	1,397

	￦	948,084	976,425

Non-current
Long-term advance payment	￦	3,457	3,454
Long-term prepaid expenses		403,064	243,933
Others (*1)		240,750	260,162

	￦	647,271	507,549

(*1)	As of March 31, 2015 and December 31, 2014, the Company recognized tax assets amounting to ￦124,982 million and ￦132,060 million, respectively, in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Bank	Interest (%)	March 31, 2015		December 31, 2014
Short-term borrowings
Bank overdrafts	Bank of America and others	0.1~6.0	￦	230,922	105,673
Short-term borrowings	HSBC Bank and others	0.2~12.3		9,830,512	9,138,804

				10,061,434	9,244,477

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~6.0		927,339	1,159,090
Current portion of foreign loan (*1)	NATIXIS			374	418
Current portion of debentures	Korean Development Bank and others	2.0		2,560,508	1,793,252
Less : Current portion of discount on debentures issued		1.0~6.0		(2,025)	(1,753)

				3,486,196	2,951,007

			￦	13,547,630	12,195,484

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b)	Long-term borrowings, excluding current portion as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Bank	Interest (%)	March 31, 2015		December 31, 2014
Long-term borrowings	Export-Import Bank of Korea and others	0.5~9.0	￦	7,523,575	7,359,773
Less : Present value discount				(102,061)	(109,949)
Foreign loan (*1)	NATIXIS	2.0		375	627
Bonds	Korean Development Bank and others	0.9~6.3		7,149,579	8,009,547
Less : Discount on debentures issued				(24,632)	(27,225)

			￦	14,546,836	15,232,773

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(c)	Property, plant and equipment, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ￦6,555,305 million, ￦19,118 million (one hundred eighteen sheets of note receivable), ￦40,259 million, ￦6,259 million, ￦336,959 million and ￦154,406 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

16. Other Payables

Other payables as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Accounts payable	￦	1,027,548	1,082,676
Accrued expenses		724,259	740,250
Dividend payable		523,342	12,077
Finance lease liabilities		16,664	21,888
Withholding		346,672	337,822

	￦	2,638,485	2,194,713

Non-current
Accounts payable	￦	66,303	81,344
Accrued expenses		21,763	25,886
Finance lease liabilities		27,625	24,815
Long-term withholding		50,075	37,941

	￦	165,766	169,986

17. Other Financial Liabilities

Other financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Current
Derivatives liabilities	￦	103,441	84,146
Financial guarantee liabilities		31,082	27,491

	￦	134,523	111,637

Non-current
Derivatives liabilities (*1)	￦	101,730	64,926
Financial guarantee liabilities		14,807	26,169

	￦	116,537	91,095

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives liabilities amounting to ￦22,196 million as of March 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

18. Provisions

(a)	Provisions as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	28,088	—	49,505	—
Provision for construction warranties		13,921	59,696	16,352	63,996
Provision for legal contingencies and claims (*1)		—	52,174	—	50,424
Recovery provisons (*2)		36,111	24,714	39,336	35,462
Others (*3)		16,809	81,086	44,837	73,357

	￦	94,929	217,670	150,030	223,239

(*1)	The Company recognized probable outflow of resources amounting to ￦45,957 million and ￦44,309 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of March 31, 2015 and December 31, 2014, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung province, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.64% to assess present value of these costs.
(*3)	As of March 31, 2015 and December 31, 2014, the amount includes a provision of ￦23,600 million for expected resources outflow in connection with the subrogation and financial joint guarantee for the construction projects of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

(b)	Changes in provisions for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

1)	For the three-month period ended March 31, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	￦	49,505	9,196	(28,891)	(1,706)	(16)	28,088
Provision for construction warranties		80,348	6,032	(3,549)	(1,729)	(7,485)	73,617
Provision for legal contingencies and claims		50,424	1,387	—	—	363	52,174
Recovery provisons		74,798	5,095	(19,092)	—	24	60,825
Others		118,194	15,669	(31,014)	(3,783)	(1,171)	97,895

	￦	373,269	37,379	(82,546)	(7,218)	(8,285)	312,599

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Recovery provisons		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	￦	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Expense related to post-employment benefit plans under defined contribution plans	￦	6,874	5,741

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Present value of funded obligations	￦	1,780,454	1,713,074
Fair value of plan assets		(1,414,995)	(1,427,918)
Present value of non-funded obligations		10,428	5,169

Net defined benefit liabilities	￦	375,887	290,325

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	Changes in present value of defined benefit obligations for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Defined benefit obligation at the beginning of period	￦	1,718,243	1,520,643
Current service costs		65,732	230,445
Interest costs		12,142	54,737
Remeasurement		72,291	85,166
Business combinations		—	48,695
Benefits paid		(78,319)	(160,792)
Others		793	(60,651)

Defined benefit obligation at the end of period	￦	1,790,882	1,718,243

3)	Changes in fair value of plan assets for the three-month period ended March 31, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Fair value of plan assets at the beginning of period	￦	1,427,918	1,247,483
Interest on plan assets		10,702	47,296
Remeasurement of plan assets		(889)	(11,236)
Contributions to plan assets		41,085	273,867
Business combinations		—	30,863
Benefits paid		(57,421)	(109,352)
Others		(6,400)	(51,003)

Fair value of plan assets at the end of period	￦	1,414,995	1,427,918

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income (loss) for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Current service costs	￦	65,732	57,218
Net interest costs		1,440	1,800

	￦	67,172	59,018

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

20. Other Liabilities

Other liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Other current liabilities
Due to customers for contract work	￦	907,959	1,041,946
Advances received		710,504	763,168
Unearned revenue		23,660	21,627
Withholdings		182,323	167,002
Others (*1)		179,945	236,021

	￦	2,004,391	2,229,764

Other long-term liabilities
Advances received	￦	80,001	108,496
Unearned revenue		1,104	1,170
Others (*1)		51,339	45,987

	￦	132,444	155,653

(*1)	Includes other current liabilities amounting to ￦165,124 million, ￦214,731 million and other long-term liabilities amounting to ￦8,382 million and ￦8,819 million as of March 31, 2015 and December, 31 2014, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries.

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Financial assets at fair value through profit or loss Derivatives assets held for trading	￦	149,646	96,266
Available-for-sale financial assets		2,432,489	2,420,241
Held-to-maturity investments		16,643	17,093
Loans and receivables		20,320,539	19,501,763

	￦	22,919,317	22,035,363

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	Financial liabilities as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	￦	205,171	149,072

Financial liabilities measured at amortized cost
Trade accounts payable		3,730,844	4,039,255
Borrowings		28,094,466	27,428,257
Financial guarantee liabilities		45,889	53,660
Others		2,526,148	2,101,354

		34,397,347	33,622,526

	￦	34,602,518	33,771,598

3)	Finance income and costs by category of financial instrument for the three-month periods ended March 31, 2015 and 2014 were as follows:

	March 31, 2015

	Finance income and costs
(in millions of Won)	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	65,036	—	78,316	—	—	143,352	—
Available-for-sale financial assets		653	—	—	2,554	(24,536)	37,972	16,643	10,696
Held-to-maturity investments		117	—	—	—	—	9	126	—
Loans and receivables		63,802	—	(25,078)	(3,942)	—	(40)	34,742	—
Financial liabilities at fair value through profit or loss		—	(62,045)	—	(50,179)	—	—	(112,224)	—
Financial liabilities at amortized cost		(214,344)	—	16,077	—	—	(6,607)	(204,874)	—

	￦	(149,772)	2,991	(9,001)	26,749	(24,536)	31,334	(122,235)	10,696

‚	March 31, 2014

	Finance income and costs
(in millions of Won)	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	￦	—	22,819	—	44,902	—	—	67,721	—
Available-for-sale financial assets		64	—	—	8,705	(1,578)	29,447	36,638	(204,457)
Held-to-maturity investments		10	—	—	—	—	22	32	—
Loans and receivables		60,941	—	133,971	(5,103)	—	(38)	189,771	—
Financial liabilities at fair value through profit or loss		—	21,573	—	(37,163)	—	—	(15,590)	—
Financial liabilities at amortized cost		(179,818)	—	(232,905)	1,500	—	(2,872)	(414,095)	—

	￦	(118,803)	44,392	(98,934)	12,841	(1,578)	26,559	(135,523)	(204,457)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015			December 31, 2014
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets (*1)	￦	1,987,627	1,987,627	1,963,289	1,963,289
Derivatives assets held for trading (*2)		149,646	149,646	96,266	96,266

		2,137,273	2,137,273	2,059,555	2,059,555

Assets measured amortized cost (*3)
Cash and cash equivalents		4,041,762	4,041,762	3,811,202	3,811,202
Trade accounts and notes receivable, net		11,735,183	11,735,183	11,865,391	11,865,391
Loans and other receivables, net		4,543,594	4,543,594	3,825,170	3,825,170
Held-to-maturity investments		16,643	16,643	17,093	17,093

		20,337,182	20,337,182	19,518,856	19,518,856

Liabilities measured at fair value
Derivatives liabilities held for trading (*2)		205,171	205,171	149,072	149,072
Liabilities measured amortized cost (*3)
Trade accounts and notes payable		3,730,844	3,730,844	4,039,255	4,039,255
Borrowings		28,094,466	28,729,734	27,428,257	27,756,615
Financial guarantee liabilities		45,889	45,889	53,660	53,660
Others		2,526,148	2,526,148	2,101,354	2,101,354

	￦	34,397,347	35,032,615	33,622,526	33,950,884

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,827,385	—	160,242	1,987,627
Derivatives assets held for trading		—	105,762	43,884	149,646

	￦	1,827,385	105,762	204,126	2,137,273

Financial liabilities
Derivatives liabilities held for trading	￦	—	182,975	22,196	205,171

‚	December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

	￦	1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	￦	—	149,072	—	149,072

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of March 31, 2015 and December 31, 2014 are as follows:

(Share, in Won)	March 31, 2015		December 31, 2014
Authorized shares		200,000,000	200,000,000
Par value	￦	5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of March 31, 2015, total shares of ADRs of 51,622,460 are equivalent to 12,905,615 of common stock.
(*2)	As of March 31, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		783,793	783,791
Other capital surplus		(160,426)	(163,898)

	￦	1,087,192	1,083,718

23. Hybrid Bonds

(a) Hybrid bonds classified as equity as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	March 31, 2015		December 31, 2014
Hybrid bond 1-1 (*1)	2013-06-13	2043-06-13	4.30	￦	800,000	800,000
Hybrid bond 1-2 (*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				￦	996,919	996,919

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(*1) Details of hybrid bonds as of March 31, 2015 is as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
	Issue date ~ 2018-06-12 : 4.3%	Issue date ~ 2023-06-12 : 4.6%
	reset every 5 years as follows;	reset every 10 years as follows;
Interest rate	• After 5 years : return on government bond (5 years) + 1.3%	• After 10 years : return on government bond (10 years) + 1.4%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 25 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The Company holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, the Company cannot declare or pay dividends attributable to common stock. Since the Company has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity instruments. The interest accumulated but not paid on the hybrid bonds as of March 31, 2015 amounts to ￦2,251 million.

(b) POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2014, the entire amount of which is classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	March 31, 2015		December 31, 2014
Hybrid bond 1-1 (*1)	2013-08-29	2043-08-29	4.66	￦	165,000	165,000
Hybrid bond 1-2 (*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3 (*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4 (*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				￦	498,468	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of March 31, 2015 are as follows :

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)
Interest rate	Issue date ~ 2018-08-29 : 4.66%	Issue date ~ 2018-08-29 : 4.72%	Issue date ~ 2018-08-29 : 5.21%
	reset every 5 years as follows;	reset every 5 years as follows;	reset every 5 years as follows;
	• After 5 years : return on government bond (5 years) + 1.39%	• After 5 years : return on government bond (5 years) + 1.45%	• After 5 years : return on government bond (5 years) + 1.55%
	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses	• After 10 years : additionally +0.25% according to Step-up clauses
	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%	• After 30 years : additionally +0.75%
Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

POSCO ENERGY Co., Ltd., a subsidiary, holds the right to extend the maturity dates of the hybrid bonds and to defer interest payments for the hybrid bonds. If interest payments for the hybrid bonds are deferred, POSCO ENERGY Co., Ltd., cannot declare or pay dividends attributable to common stock. Since the subsidiary has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the hybrid bonds have been classified as equity (non-controlling interests) in the Company’s consolidated financial statements. The interest accumulated but not paid on the hybrid bonds as of March 31, 2015 amounts to ￦2,000 million.

24. Reserves

Reserves as of March 31, 2015 and December 31, 2014 are as follows:

(in millions of Won)	March 31, 2015		December 31, 2014
Accumulated comprehensive loss of investments in associates and joint ventures	￦	(460,290)	(344,942)
Changes in the unrealized fair value of available-for-sale investments		158,471	144,783
Currency translation differences		(234,724)	(187,740)
Others		(20,496)	(20,874)

	￦	(557,039)	(408,773)

25. Treasury Shares

As of March 31, 2015, the Company holds 7,193,767 shares of treasury stock for price stabilization in accordance with the Board of Director’s resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Wages and salaries	￦	213,730	195,834
Expenses related to defined benefit plan		30,351	18,061
Other employee benefits		60,698	42,371
Travel		11,156	10,768
Depreciation		34,119	24,219
Amortization		51,841	44,517
Communication		3,146	3,556
Electric power		2,721	4,377
Taxes and public dues		19,796	13,250
Rental		33,461	35,347
Repairs		2,608	2,873
Entertainment		4,455	4,478
Advertising		21,756	25,032
Research & development		24,822	35,249
Service fees		78,413	50,954
Supplies		2,588	2,448
Vehicles maintenance		3,011	2,858
Industry association fee		3,631	5,346
Training		2,319	3,077
Conference		4,536	4,236
Warranty expense		3,846	5,148
Bad debt allowance		6,594	5,762
Others		7,961	7,171

	￦	627,559	546,932

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	Selling expenses

Selling expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Freight and custody expenses	￦	399,162	363,962
Operating expenses for distribution center		2,692	2,717
Sales commissions		14,636	17,626
Sales advertising		558	291
Sales promotion		4,781	5,000
Sample		751	872
Sales insurance premium		7,872	10,177
Contract cost		6,950	6,212
Others		1,399	2,919

	￦	438,801	409,776

27. Finance Income and Costs

Details of finance income and costs for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Finance income
Interest income	￦	64,571	61,015
Dividend income		37,972	29,447
Gain on foreign currency transactions		209,662	192,613
Gain on foreign currency translations		140,950	103,853
Gain on derivatives transactions		78,233	51,711
Gain on valuations of derivatives		73,938	69,173
Gain on disposals of available-for-sale investment		2,564	8,834
Others		796	1,460

	￦	608,686	518,106

Finance costs
Interest expenses	￦	214,343	179,818
Loss on foreign currency transactions		208,653	214,946
Loss on foreign currency translations		150,960	180,454
Loss on derivatives transactions		50,096	43,970
Loss on valuation of derivatives		70,947	23,623
Impairment loss on available-for-sale investment		24,536	1,578
Others		11,386	9,240

	￦	730,921	653,629

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Other non-operating income
Gain on disposals of assets held for sale	￦	163,209	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		57	7,664
Gain on disposals of property, plant and equipment		6,858	1,389
Gain on disposals of intangible assets		269	801
Premium income		4,988	35
Rental income		316	435
Outsourcing income		11	5,591
Gain on disposals of waste		1,085	13,639
Gain from claim compensation		170	5,105
Penalty income from early termination of contracts		1,673	5,554
Others		17,483	17,244

	￦	196,119	57,457

Other non-operating expenses
Impairment losses on assets held for sale	￦	11,996	—
Loss on disposals of property, plant and equipment		11,385	8,591
Impairment losses on property, plant and equipment		10,002	1,753
Loss on disposals of intangible assets		601	801
Contribution to provisions		8,045	—
Other bad debt expenses		35,974	62,370
Donations		16,576	19,842
Loss on disposals of wastes		23	16,510
Penalty and additional tax payments (*1)		24,799	167,856
Others		18,692	20,301

	￦	138,093	298,024

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ￦137,917 million, primarily related to VAT, in the three-month period ended March 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month periods March 31, 2015 and 2014 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	March 31, 2015		March 31, 2014
Changes in inventories	￦	2,025,092	2,325,629
Cost of merchandises sold		7,018,626	7,200,809
Employee benefits expenses		844,469	823,040
Outsourced processing cost		2,241,933	2,440,817
Electricity expenses		327,669	347,600
Depreciation expenses (*1)		720,859	680,922
Amortization expenses		95,090	77,259
Freight and custody expenses		399,162	363,962
Sales commissions		14,636	17,626
Loss on disposals of property, plant and equipment		11,385	8,591
Donations		16,576	19,842
Other expenses		792,268	700,792

	￦	14,507,765	15,006,889

(*1)	Includes depreciation expense of investment property.

30. Income Taxes

Income tax expense was recognized as current tax expense adjusted to current adjustments for prior periods, deferred tax benefit/expenses by origination and reversal of deferred assets/liabilities and temporary differences, and income tax recognized in other comprehensive income. The effective tax rate of the Company for the three-month periods ended March 31, 2015 and 2014 was 44.51% and 79.24%, respectively. The effective tax rate for the three-month period ended March 31, 2015 was higher than the statutory tax rate of 24% for the controlling company mainly due to the increase in deferred tax liabilities related to controlling company’s investment in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment. Effective tax rate for the three-month period ended March 31, 2014 is higher than the statutory tax rate of 24% for the controlling company due to the effect of additional income tax payment due to tax investigation and non-deductible expense primarily related to additional VAT payment (Note 28).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

31. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in Won except per share information)	March 31, 2015		March 31, 2014
Profit attributable to controlling interest	￦	338,584,368,962	69,841,295,973
Interests of hybrid bonds		(8,111,100,867)	(8,111,100,867)

		330,473,268,095	61,730,195,106
Weighted-average number of common shares outstanding (*1)		79,993,057	79,783,754

Basic and diluted earnings per share	￦	4,131	774

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(Share)	March 31, 2015		March 31, 2014
Total number of common shares issued	￦	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,193,778)	(7,403,081)

Weighted-average number of common shares outstanding	￦	79,993,057	79,783,754

Since there were no potential shares of common stock which had dilutive effects as of March 31, 2015 and 2014, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the three-month periods ended March 31, 2015 and 2014 were as follows:

1)	For the three-month period ended March 31, 2015

	Sales and others (*1)				Purchase and others (*2)
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries (*3)
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	925	64	989	19	157,537	1,286	22,005	180,847
POSCO Processing & Service Co., Ltd.		279,876	—	279,876	144,443	—	—	1,307	145,750
POSCO COATED & COLOR STEEL Co., Ltd.		101,441	—	101,441	—	—	3,267	24	3,291
POSCO ICT (*4)		294	4	298	—	35,250	7,435	44,453	87,138
POSMATE Co., Ltd.		180	2,365	2,545	136	—	3,456	7,705	11,297
eNtoB Corporation		—	—	—	77,990	527	26	5,550	84,093
POSCO CHEMTECH		128,365	11,800	140,165	133,444	1,733	74,784	372	210,333
POSCO M-TECH		50	12	62	24,758	570	46,756	7	72,091
POSCO Energy CO., LTD		47,602	302	47,904	—	—	—	13	13
POSCO TMC Co., Ltd.		54,534	—	54,534	—	—	259	279	538
POSCO AST		105,115	3	105,118	2,775	—	8,872	35	11,682
POS-HIMETAL Co., Ltd.		3,171	34	3,205	37,133	—	—	33	37,166
Daewoo International Corporation		897,936	34,335	932,271	11,713	—	—	—	11,713
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*5)		2,811	176,904	179,715	8,239	—	515	75	8,829
POSCO PLANTEC Co., Ltd.		2,373	18	2,391	878	27,827	5,626	5,655	39,986
POSCO Thainox Public Company Limited		71,957	10	71,967	1,869	—	—	—	1,869
PT. KRAKATAU POSCO		—	—	—	83,636	—	—	—	83,636
POSCO America Corporation		175,927	—	175,927	—	—	—	36	36
POSCO Canada Ltd.		—	—	—	32,997	—	—	—	32,997
POSCO Asia Co., Ltd.		465,146	—	465,146	50,819	—	—	92	50,911
POSCO (Thailand) Company Ltd.		13,633	8	13,641	—	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		36,729	—	36,729	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		29,506	—	29,506	—	—	—	—	—
POSCO-Japan Co., Ltd.		266,240	9,383	275,623	5,223	957	—	269	6,449
POSCO-India Pune Processing Center. Pvt. Ltd.		16,461	—	16,461	—	—	—	4	4
POSCO-MEXICO S.A. DE C.V.		77,743	152	77,895	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		102,395	—	102,395	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	12,598	—	—	—	12,598
Others		167,321	2,958	170,279	24,879	24,629	3,202	16,065	68,775

		3,047,731	238,352	3,286,083	653,549	249,030	155,484	103,979	1,162,042

Associates and joint ventures (*3)
SNNC Co., Ltd.		638	206	844	97,176	—	—	—	97,176
POSCHROME (PROPRIETARY) LIMITED		—	—	—	13,933	—	—	—	13,933
PT. POSMI Steel Indonesia		830	—	830	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		634	—	634	—	—	—	—	—
CSP-Compania Siderurgica do Pecem		3,358	—	3,358	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		6,306	—	6,306	—	—	—	—	—
Others		659	6,429	7,088	380	—	—	—	380

		12,425	6,635	19,060	111,489	—	—	—	111,489

	￦	3,060,156	244,987	3,305,143	765,038	249,030	155,484	103,979	1,273,531

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of March 31, 2015, the Company provided guarantees to related parties (Note 33).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	During the three-month period ended March 31, 2015, SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd) was reclassfied as an associate from subsidiary (Note 9).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	For the three-month period ended March 31, 2014

	Sales and others				Purchase and others
(in millions of Won)	Sales		Others	Total	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	1,505	16,583	18,088	—	427,486	2,090	10,972	440,548
POSCO Processing & Service Co., Ltd.		255,304	8,578	263,882	260,449	—	—	106	260,555
POSCO COATED & COLOR STEEL Co., Ltd.		122,752	—	122,752	—	—	2,429	30	2,459
POSCO ICT		227	4	231	—	75,084	6,265	37,465	118,814
POSMATE Co., Ltd.		129	1	130	132	—	3,286	8,270	11,688
eNtoB Corporation		—	35	35	58,213	660	13	5,250	64,136
POSCO CHEMTECH		129,572	4,941	134,513	132,202	1,450	75,916	386	209,954
POSCO M-TECH		20	535	555	36,970	493	50,426	56	87,945
POSCO Energy CO., LTD		36,133	299	36,432	—	1,592	—	20	1,612
POSCO TMC Co., Ltd.		49,887	—	49,887	—	—	277	421	698
POSCO AST Co., Ltd.		132,400	—	132,400	1,722	—	14,898	250	16,870
POS-HIMETAL Co., Ltd.		3,009	1,185	4,194	40,447	—	—	—	40,447
Daewoo International Corporation		890,600	20,604	911,204	47,077	—	—	1,552	48,629
POSCO America Corporation		169,609	2	169,611	—	—	—	5	5
POSCO Canada Ltd.		—	—	—	47,370	—	—	—	47,370
POSCO Asia Co., Ltd.		514,542	23	514,565	40,194	—	1,379	79	41,652
POSCO (Thailand) Company Ltd.		22,236	4	22,240	—	—	—	7	7
Qingdao Pohang Stainless Steel Co., Ltd.		14,084	—	14,084	—	—	—	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		62,811	—	62,811	—	—	—	—	—
POSCO-Japan Co., Ltd.		361,108	—	361,108	2,275	—	—	197	2,472
POSCO-India Pune Processing Center. Pvt. Ltd.		45,766	59	45,825	—	—	—	—	—
POSCO-MEXICO S.A. DE C.V.		61,124	775	61,899	—	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		64,467	214	64,681	—	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	28,578	—	—	—	28,578
Others		474,111	134	474,245	25,225	4,569	5,952	14,864	50,610

		3,411,396	53,976	3,465,372	720,854	511,334	162,931	79,930	1,475,049

Associates and joint ventures
SNNC Co., Ltd.		563	63	626	88,246	—	—	5	88,251
POSCO PLANTEC Co., Ltd.		2,820	18	2,838	572	13,383	2,960	714	17,629
POSCHROME (PROPRIETARY) LIMITED		—	—	—	15,580	—	—	—	15,580
PT. POSMI Steel Indonesia		5,812	—	5,812	—	—	—	—	—
POSK (PingHu) Steel Processing Center Co., Ltd.		4,270	—	4,270	—	—	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center Co., Ltd.		2,539	—	2,539	—	—	—	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		319	—	319	—	—	—	—	—
Others		3	1	4	1,033	—	—	—	1,033

		16,326	82	16,408	105,431	13,383	2,960	719	122,493

	￦	3,427,722	54,058	3,481,780	826,285	524,717	165,891	80,649	1,597,542

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(b)	The related account balances of significant transactions with related companies as of March 31, 2015 and December 31, 2014 are as follows:

1)	March 31, 2015

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	66	50,328	50,394	—	58,089	20	58,109
POSCO Processing & Service Co., Ltd.		82,491	23	82,514	13,442	818	—	14,260
POSCO COATED & COLOR STEEL Co., Ltd.		69,848	16	69,864	—	—	1,549	1,549
POSCO ICT		—	46	46	983	32,249	6,260	39,492
POSMATE Co., Ltd.		227	3,926	4,153	123	2,239	3,864	6,226
eNtoB Corporation		—	—	—	12,472	13,414	14	25,900
POSCO CHEMTECH		44,765	9,922	54,687	59,447	18,439	17,538	95,424
POSCO M-TECH		—	22	22	7,278	8,038	17,331	32,647
POSCO Energy CO., LTD		18,407	784	19,191	—	—	1,336	1,336
POSCO TMC Co., Ltd.		37,526	8	37,534	—	16	100	116
POSCO AST Co., Ltd.		41,806	15	41,821	—	3,174	2,836	6,010
POS-HIMETAL Co., Ltd.		1,228	14	1,242	—	25,094	—	25,094
Daewoo International Corp.		143,049	34,341	177,390	3,817	46	—	3,863
POSCO PLANTEC Co., Ltd.		370	8	378	8,335	6,250	17	14,602
POSCO Thainox Public Company Limited		71,957	—	71,957	607	—	—	607
POSCO America Corporation		45,269	—	45,269	—	—	—	—
POSCO Canada Ltd.		—	—	—	—	9,512	—	9,512
POSCO Asia Co., Ltd.		135,441	—	135,441	2,666	—	—	2,666
POSCO (Thailand) Company Ltd.		4,196	—	4,196	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		26,675	96	26,771	—	—	—	—
POSCO-Japan Co., Ltd.		18,357	—	18,357	935	—	—	935
POSCO-India Pune Processing Center. Pvt. Ltd.		5,726	—	5,726	—	—	—	—
POSCO MEXICO S.A. DE C.V.		104,824	—	104,824	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		253,154	3,009	256,163	—	—	—	—
DAEWOO INTERNATIONAL SINGAPORE PTE. LTD.		—	—	—	203	—	—	203
Others		69,764	2,999	72,763	5,760	24,906	3,507	34,173

		1,175,146	105,557	1,280,703	116,068	202,284	54,372	372,724

Associates and joint ventures
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,440	—	1,440	3,959	77	187	4,223
SNNC Co., Ltd.		237	10	247	24,062	—	—	24,062
CSP-Compania Siderurgica do Pecem		—	69,658	69,658	—	—	—	—
Others		261	11	272	91	—	1	92

		1,938	69,679	71,617	28,112	77	188	28,377

	￦	1,177,084	175,236	1,352,320	144,180	202,361	54,560	401,101

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	December 31, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION Co., LTD.	￦	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service Co., Ltd.		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
POSMATE Co., Ltd.		—	1,673	1,673	600	2,007	4,828	7,435
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO M-TECH		—	37	37	7,311	12,231	22,703	42,245
POSCO Energy CO., LTD		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST Co., Ltd.		44,281	54	44,335	—	2,458	3,364	5,822
POS-HIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corp.		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
POSCO (Thailand) Company Ltd.		7,407	266	7,673	—	—	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO-Japan Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO-India Pune Processing Center. Pvt. Ltd.		6,401	5	6,406	—	—	—	—
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Pvt. Ltd.		364,899	7,714	372,613	—	—	—	—
Others		126,474	56,788	183,262	7,239	54,727	1,545	63,511

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC Co., Ltd.		219	125	344	7,017	—	—	7,017
POSCHROME (PROPRIETARY) LIMITED		—	—	—	1,162	—	—	1,162
LLP POSUK Titanium		—	4,235	4,235	—	—	—	—
Others		258	18	276	234	—	—	234

		477	4,378	4,855	8,413	—	—	8,413

	￦	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(c)	For the three-month periods ended March 31, 2015 and 2014, details of compensation to key management officers were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Short-term benefits	￦	32,228	32,655
Retirement benefits		9,136	9,195
Long-term benefits		6,702	4,751

	￦	48,066	46,601

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

33. Commitments and Contingencies

(a) Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of March 31, 2015, are as follows:

(in millions of Won)
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	143,650
	POSCO (Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	71,825
	POSCO Investment Co., Ltd.	BOA and others	USD	330,000,000	364,650
		BOC	CNY	350,000,000	62,307
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	196,000,000	216,580
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	284,725,000	314,621
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	71,825
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	625,506
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	391,558
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,492,082
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	92,581
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	188,392,500	208,174
Daewoo International Corporation	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	61,880
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	16,000,000	17,680
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,813
	DAEWOO INTERNATIONAL MEXICO S.A. DE C.V.	NOVA SCOTIA	USD	30,000,000	33,150
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	49,271,000	54,444
	Brazil Sao Paulo Steel Processing Center	HSBC and others	USD	52,000,000	57,460
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	18,839,250	20,817
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,233
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	INR	383,201,941	6,775
	SANTOSCMI S.A.	CITI Equador and others	USD	55,000,000	60,775
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	110,500
	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	110,000,000	121,550
POSCO Processing&Service	POSCO Gulf SFC LLC	KEB Bank and others	USD	30,000,000	33,150
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	185,888,942	205,407
POSCO Engineering CO., Ltd	PT PEN INDONESIA	POSCO Investment	USD	6,000,000	6,630
	POSCO ENGINEERING (THAILAND) CO., LTD.	CITI Bank	USD	15,300,000	16,907
		POSCO Investment	USD	7,986,947	8,826
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	KEB Bank	USD	3,000,000	3,315
POSCO ICT	VECTUS LIMITED	KEB Bank	GBP	3,500,000	5,727
	PT.POSCO ICT INDONESIA	POSCO Investment	USD	2,700,000	2,984
POSCO-Japan Co., Ltd.	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	8,963
	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	9,403
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,301
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,618,231	2,893
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	NBU	USD	6,127,060	6,770
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,300,000,000	231,426
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	37,128
	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,502
		BOA and others	USD	148,000,000	163,540
POSCO Investment Co., Ltd.	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOC	CNY	350,000,000	62,307
POSCO PLANTEC Co., Ltd.	POSCO PLANTEC Thailand CO. LTD	Woori Bank	THB	45,000,000	1,526
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION &CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	400,000	442
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	MILLS ESTRUTURAS E SERVICOS DE ENGENHARIA S.A	BRL	2,000,000	685

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign Currency		Won Eequivalent
[Associates and joint ventures]
POSCO	LLP POSUK Titanium	KB Bank	USD	15,000,000	16,575
	CSP - Compania Siderurgica do Pecem	KDB Bank	USD	180,000,001	198,901
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	182,472
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	11,112,500	12,279
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Posco e&c Songdo International Building	Others	KRW	356,600	356,600
	New Songdo International City Development, LLC	Others	KRW	340,000	340,000
POSCO Processing & Service	Sebang Steel	Shinhan Bank	JPY	245,000,000	2,255
POSCO Engineering CO., Ltd	PT. Wampu Electric Power	Export-Import Bank of Korea and others	USD	7,996,848	8,837
	PT. Tanggamus Electric Power	Woori Bank and others	USD	4,700,341	5,194
POSCO ICT	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000
	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	100,000,000	17,802
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,630
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of korea	USD	65,454,545	72,327
	Sherritt International Corporation	Export-Import Bank of korea	USD	21,818,182	24,109
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	The union of City environment improvement for Kukje building and others	Others	KRW	745,350	745,350
	THE GALE INVESTMENTS COMPANY, L.L.C.	Others	USD	50,000,000	55,250
POSCO Engineering CO., Ltd	Samjin Solar Energy and others	Hana Bank and others	KRW	57,430	57,430
POSCO ICT	BTL business and others	Kyobo Life Insurance Co., Ltd and others	KRW	2,063,966	2,063,966
	SMS Energy and others	Hana Bank and others	KRW	158,860	158,860
POSCO PLANTEC Co., Ltd.	SKY Calabria Co., Ltd.	NH Investment & Securities Co., Ltd. and others	KRW	161,980	161,980
	POSCO PLANTEC Taiwan Branch	Hana Bank	TWD	303,500,000	10,726
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,785
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	SEIL DO BRASIL CONSTRUCAO LTDA	MILLS ESTRUTURAS E SERVICOS DE ENGENHARIA S.A	BRL	1,100,000	376
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	680
			USD	487,500	539
POSCO (Suzhou) Automotive Steel Co., Ltd.	POS Infra auto	Shinhan Bank	CNY	2,925,000	521
BLUE O&M Co., Ltd.	Korea Electric Power Corporation	Seoul Guarantee Insurance Co., Ltd.	KRW	2	2
POS-HiAL	Kumho Rent-a-car Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	11	11

			USD	5,104,939,980	5,640,961
			KRW	4,060,199	4,060,199
			CNY	2,102,925,000	374,363
			THB	45,000,000	1,526
			JPY	2,490,811,730	22,922
			TWD	303,500,000	10,726
			AUD	8,827,765	7,465
			INR	383,201,941	6,775
			GBP	3,500,000	5,727
			BRL	3,100,000	1,061

(b)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided completion guarantees for Samsung C&T Corporation amounting to ￦1,154,593 million while Samsung C&T Corporation has provided construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ￦801,823 million as of March 31, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of March 31, 2015, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of March 31, 2015, 88 million tons of iron ore and 30 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of March 31, 2015, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 6.58 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2015, POSCO ENGINEERING & CONSTRUCTION Co., LTD. has comprehensive loan agreements of up to W283.5 billion and USD 268 million with Woori Bank and W98 billion and USD 843 million with Korea Exchange Bank. Also, POSCO E&C Co., Ltd. has bank overdraft agreements of up to W20 billion with WooriBank which is included in the limit of comprehensive loan agreements and W3 billion with Korea Exchange Bank.

POSCO ICT	As of March 31, 2015, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with W64,692 million and W35,687 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

(d)	Litigation in progress

As of March 31, 2015, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ￦907.4 billion. Through trials up to March 31, 2015, the Company has submitted its responses that the Japan court shall not have jurisdiction over this case but the judgment shall be based on the Korean law, and the Company developed grain oriented electrical steel sheets using the Company’s own technologies. As of March 31, 2015, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of March 31, 2015.

2)	Other lawsuits and claims

The Company is involved in 214 other lawsuits and claims for alleged damages aggregating to ￦451.7 billion as defendant as of March 31, 2015, which arose in the ordinary course of business. The Company has recognized provisions amounting to ￦46 billion for four lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of March 31, 2015.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blanks check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of March 31, 2015, POSCO E&C Co., Ltd. has provided thirty-five blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of March 31, 2015, Daewoo International Corporation has provided forty-five blank promissory notes and seventeen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of March 31, 2015, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

34. Cash Flows from Operating Activities

Adjustments for operating cash flows for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Trade accounts and notes receivable	￦	(119,481)	(834,306)
Other financial assets		375,770	210,579
Inventories		290,255	(1,015,565)
Other current assets		(20,608)	(122,189)
Other long-term assets		(7,038)	(24,359)
Trade accounts payable		(266,876)	74,714
Other financial liabilities		(82,562)	102,149
Other current liabilities		(61,490)	25,963
Provisions		(76,373)	(6,141)
Payment of severance benefits		(78,319)	(63,300)
Plan assets		16,336	3,645
Other long-term liabilities		(9,280)	(298)

	￦	(39,666)	(1,649,108)

35. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments — steel, construction, trading and other. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements.

(b)	Information about reportable segments for the three-month periods ended March 31, 2015 and 2014 was as follows:

1)	For the three-month period ended March 31, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	7,346,619	4,844,768	2,037,986	871,539	15,100,912
Internal revenues		4,416,959	2,158,138	396,957	686,770	7,658,824
Including inter segment revenue		2,370,895	1,122,252	334,248	661,073	4,488,468
Total revenues		11,763,578	7,002,906	2,434,943	1,558,309	22,759,736
Segment profits		351,597	94,840	(81,599)	62,024	426,862

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of March 31, 2015

(Unaudited)

2)	For the three-month period ended March 31, 2014

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	7,299,181	5,126,718	1,974,765	1,039,464	15,440,128
Internal revenues		4,655,173	2,211,504	706,742	735,457	8,308,876
Including inter segment revenue		2,500,922	1,123,940	656,975	698,963	4,980,800
Total revenues		11,954,354	7,338,222	2,681,507	1,774,921	23,749,004
Segment profits		92,489	29,427	41,876	51,866	215,658

(c)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the three-month periods ended March 31, 2015 and 2014 were as follows:

(in millions of Won)	March 31, 2015		March 31, 2014
Total profit for reportable segments	￦	426,862	215,658
Corporate fair value adjustments		(31,453)	(20,725)
Elimination of inter-segment profits		(60,209)	(139,287)
Income tax expense		268,904	212,428

Profit before income tax expense	￦	604,104	268,074

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